 As filed wiith the Securities & Exchange Commission on September 25, 1997.



                                                          File No. 333-13735
                                                                    811-7387


                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM S-6

                     PRE-EFFECTIVE AMENDMENT NO. 1 TO
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


A. Exact name of trust:  ICMG Registered Variable Life Separate Account One

B. Name of depositor:  ITT Hartford Life and Annuity Insurance Company

C. Complete address of depositor's principal executive offices:

   P.O. Box 2999
   Hartford, CT  06104-2999

D. Name and complete address of agent for service:


   Marianne O'Doherty, Esq.
   ITT Hartford Life Insurance Companies
   P.O. Box 2999
   Hartford,  06104-2999


E. Title and amount of securities being registered:


   Group flexible premium variable life insurance policy: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant is registering an indefinite amount of securities.


F. Proposed maximum aggregate offering price to the public of the securities being registered:


   Pursuant to Rule 24f-2 under the Investment Company Act of 1940, an indefinite amount of securities is being registered by this Registration Statement.


G. Amount of filing fee: Not Applicable

H. Approximate date of proposed public offering:


   As soon as practicable after the effective date of this Registration
   Statement.


The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the

Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND PROSPECTUS

Item No. of
Form N-8B-2     CAPTION IN PROSPECTUS
-----------     ---------------------

    1.          Cover page

    2.          Cover page

    3.          Not applicable

    4.          The Company; Distribution of the Policies

    5.          Summary - The Separate Account

    6.          The Separate Account

    7.          Not required by Form S-6

    8.          Not required by Form S-6

    9.          Legal Proceedings

    10. Summary; The Funds; Detailed Description of Certificate Benefits and Provisions; Other Matters - Voting Rights, Dividends

    11.         Summary; The Funds

    12.         Summary; The Funds

    13. Deductions and Charges from the Investment Value; Distribution of the Policies; Federal Tax Considerations

    14. Detailed Description of Certificate Benefits and Provisions - Enrollment for a Certificate

    15. Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments.

    16. The Funds; Detailed Description of Certificate Benefits and Provisions - Allocation of Premium Payments.

Item No. of
Form N-8B-2     CAPTION IN PROSPECTUS
-----------     ---------------------


    17. Summary; Detailed Description of Certificate Benefits and Provisions - Value under the Certificate and Surrender of the Certificate, The Right to Examine the Certificate.

    18. The Funds; Detailed Description of Certificate Benefits and Provisions - Deduction and Charges from the Investment Value; Federal Tax Considerations.

    19.         Other Matters - Statements to Owners

    20.         Not applicable

    21.         Detailed Description of Certificate Benefits and Provisions -
                Loans

    22.         Not applicable

    23.         Safekeeping of the Separate Account's Assets

    24.         Other Matters - Assignment

    25.         The Company

    26.         Not applicable

    27.         The Company

    28.         The Company; Executive Officers and Directors

    29.         The Company

    30.         Not applicable

    31.         Not applicable

    32.         Not applicable

    33.         Not applicable

Item No. of
Form N-8B-2     CAPTION IN PROSPECTUS
-----------     ---------------------

     34.         Not applicable

     35.         Distribution of the Policies

     36.         Not required by Form S-6

     37.         Not applicable

     38.         Distribution of the Policies

     39.         The Company; Distribution of the Policies

     40.         Not applicable

     41.         The Company; Distribution of the Policies

     42.         Not applicable

     43.         Not applicable

     44. Detailed Description of Certificate Benefits and Provision - Allocation of Premium Payments

     45.         Not applicable

     46. Detailed Description of Certificate Benefits and Provision - Values under the Certificate

     47.         The Funds

     48.         Cover page; The Company

     49.         Not applicable

     50.         The Separate Account

     51. Summary; The Company; Detailed Description of Certificate Benefits and Provisions.

     52.         The Funds - General

     53.         Federal Tax Considerations

Item No. of
Form N-8B-2     CAPTION IN PROSPECTUS
-----------     ---------------------

     54.         Not applicable

     55.         Not applicable

     56.         Not required by Form S-6

     57.         Not required by Form S-6

     58.         Not required by Form S-6

     59.         Not required by Form S-6

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OF AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR
 TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                                 FUTUREVANTAGE
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                GROUP POLICIES
                    ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                    COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999
[LOGO]                     TELEPHONE (800) 243-5433

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


This Prospectus describes a group flexible premium variable life insurance policy ("Group Policy") and certificates of insurance ("Certificates") offered by ITT Hartford Life and Annuity Insurance Company ("Hartford"). The Certificates are designed to provide lifetime insurance coverage to the Insured(s) named in the Certificates, and maximum flexibility in connection with premium payments and Death Benefits, together with an opportunity to participate in the investment experience of ICMG Registered Variable Life Separate Account One. For a given amount of Death Benefit chosen, the Owner has considerable flexibility in selecting the timing and amount of premium payments. In addition to the Initial Premium payment, additional premium payments are also allowed.



A Group Policy may be issued to a Participating Employer or to a trust that is adopted by a Participating Employer. Eligible employees of a Participating Employer may own Certificates issued under their respective Participating Employer's Group Policy. Unless the Certificate provides otherwise, the persons covered under the Group Policy (the "Owners") possess all rights and interests under the Group Policy. The Owners are provided with the Certificates, which describe each Owner's rights, benefits, and options under the Group Policy. The Owner of a Certificate is the Insured unless another Owner has been named in the enrollment form for the Certificate.


Sales agents can provide prospective purchasers with individualized sales illustrations which reflect all the fees and charges associated with the Certificate options selected.


The Certificates provide for a Death Benefit, pursuant to which Death Proceeds are payable at the Insured's death. You may select one of two death benefit options.


The Investment Value of a Certificate will also vary up or down to reflect the investment experience of the Investment Divisions to which Net Premiums have been allocated. The Owner bears the investment risk for all amounts so allocated.


The current Investment Divisions and underlying Funds are:



INVESTMENT DIVISION                                                      UNDERLYING FUND SHARES PURCHASED
--------------------------------------------  --------------------------------------------------------------------------------------
Hartford Bond Investment Division             Hartford Bond Fund, Inc. ("Hartford Bond Fund")
Hartford Capital Appreciation                 Hartford Capital Appreciation Fund, Inc. ("Hartford Capital Appreciation Fund")
Investment Division
N&B Balanced Investment Division              N&B Balanced Portfolio of the Neuberger & Berman Advisers Managers Trust ("N&B
                                              Balanced Portfolio")
N&B Partners Investment Division              N&B Partners Portfolio of the Neuberger & Berman Advisers Managers Trust ("N&B
                                              Partners Portfolio")
Alger American Small Capitalization           Alger American Small Capitalization Portfolio of the Alger American Fund ("Alger
Portfolio Investment Division                 American Small Cap Portfolio")
Alger American Growth Investment Division     Alger American Growth Portfolio of the Alger American Fund
                                              ("Alger American Growth Portfolio")
ML Domestic Money Market Investment Division  Merrill Lynch Domestic Money Market Fund ofthe Merrill Lynch Variable
                                              Series Funds, Inc. ("ML Domestic Money Market Fund")
ML Index 500 Investment Division              Merrill Lynch Index 500 Fund of the Merrill Lynch Variable Series Funds, Inc. ("ML
                                              Index 500 Fund")
ML Prime Bond Investment Division             Merrill Lynch Prime Bond Fund of the Merrill Lynch Variable Series Funds, Inc. ("ML
                                              Prime Bond Fund")
ML High Current Income Investment Division    Merrill Lynch High Current Income Fund of the Merrill Lynch Variable
                                              Series Funds, Inc. ("ML High Current Income Fund")
ML Quality Equity Investment Division         Merrill Lynch Quality Equity Fund of the Merrill Lynch Variable Series Funds, Inc.
                                              ("ML Quality Equity Fund")
ML Special Value Focus Investment Division    Merrill Lynch Special Value Focus Fund of the Merrill Lynch Variable Series Funds,
                                              Inc. ("ML Special Value Focus Fund")
ML Natural Resources Focus Investment         Merrill Lynch Natural Resources Focus Fund of the Merrill Lynch Variable
Division                                      Series Funds, Inc. ("ML Natural Resources Focus Fund")
ML American Balanced Investment Division      Merrill Lynch American Balanced Fund of the Merrill Lynch Variable
                                              Series Funds, Inc. ("ML American Balanced Fund")
ML Global Strategy Focus Investment Division  Merrill Lynch Global Strategy Focus Fund of the Merrill Lynch Variable Series Funds,
                                              Inc. ("ML Global Strategy Focus Fund")
ML Basic Value Focus Investment Division      Merrill Lynch Basic Value Focus Fund of the Merrill Lynch Variable Series Funds, Inc.
                                              ("ML Basic Value Focus Fund")
ML Global Bond Focus Investment Division      Merrill Lynch Global Bond Focus Fund of the Merrill Lynch Variable Series Funds, Inc.
                                              ("ML Global Bond Focus Fund")
ML Global Utility Focus Investment Division   Merrill Lynch Global Utility Focus Fund of the Merrill Lynch Variable Series Funds,
                                              Inc. ("ML Global Utility Focus Fund")
ML International Equity Focus                 Merrill Lynch International Equity Focus Fund of the Merrill Lynch
Investment Division                           Variable Series Funds, Inc. ("ML International Equity Focus Fund")
ML Developing Capital Markets Focus           Merrill Lynch Developing Capital Markets Focus Fund of the Merrill Lynch Variable
Investment Division                           Series Funds, Inc. ("ML Developing Capital Markets Focus Fund")
ML Government Bond Investment Division        Merrill Lynch Government Bond Fund of the Merrill Lynch
                                              Variable Series Funds, Inc. ("ML Government Bond Fund")

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
--------------------------------------------------------------------------------

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE UNDERLYING FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

THE DATE OF THIS PROSPECTUS IS MM DD, 1997.

2                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    4
 SUMMARY...............................................................    6
 THE COMPANY...........................................................    8
 THE SEPARATE ACCOUNT..................................................    9
 THE FUNDS.............................................................    9
 DETAILED DESCRIPTION OF CERTIFICATE BENEFITS AND PROVISIONS...........   11
   General.............................................................   11
   Issuance of a Certificate...........................................   11
   Premiums............................................................   11
     Premium Payment Flexibility.......................................   11
     Allocation of Premium Payments....................................   11
     Accumulation Units................................................   12
     Accumulation Unit Values..........................................   12
     Premium Limitation................................................   12
   Values under the Certificate........................................   13
   Surrender of the Certificate........................................   13
     Partial Withdrawals...............................................   13
   Transfers Between the Investment Divisions..........................   13
     Amount and Frequency of Transfers.................................   13
     Transfers to or from Investment Divisions.........................   13
     Procedures for Telephone Transfer.................................   14
   Valuation of Payments and Transfers.................................   14
   Loans...............................................................   14
     Loan Interest.....................................................   14
     Credited Interest.................................................   14
     Loan Repayments...................................................   14
     Termination Due to Excessive Debt.................................   14
     Effect of Loans on Investment Value...............................   14
   Death Benefit.......................................................   15
     Death Benefit Options.............................................   15
     Option Change.....................................................   15
     Payment Options...................................................   15
     Legal Developments Regarding Income Payments......................   16
     Beneficiary.......................................................   16
     Increases and Decreases in Face Amount............................   16
   Benefits at Maturity................................................   16
   Termination of Participation in the Group Policy....................   16
   Lapse and Reinstatement When the Group Policy is in Effect..........   16
     Lapse and Grace Period............................................   16
     Reinstatement.....................................................   16
   Enrollment for a Certificate........................................   17
   The Right to Examine the Certificate................................   17
   Deductions from the Premium.........................................   17
     Front-End Sales Load..............................................   17
     Premium Related Tax Charge........................................   17
     DAC Tax Charge....................................................   17
   Deductions and Charges from the Investment Value....................   17
     Monthly Deduction Amounts.........................................   17
     Mortality and Expense Risk Charge.................................   18
     Taxes.............................................................   19

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                3
--------------------------------------------------------------------------------


                                                                         PAGE
                                                                         ----
 OTHER MATTERS.........................................................   19
   Additions, Deletions or Substitutions of Investments................   19
   Voting Rights.......................................................   19
   Our Rights..........................................................   19
   Statements to Owners................................................   20
   Limit on Right to Contest...........................................   20
   Misstatement as to Age or sex.......................................   20
   Assignment..........................................................   20
   Dividends...........................................................   20
   Experience Credits..................................................   20
 SUPPLEMENTAL BENEFITS.................................................   20
   Maturity Date Extension Rider.......................................   20
 EXECUTIVE OFFICERS AND DIRECTORS......................................   21
 DISTRIBUTION OF THE GROUP POLICIES....................................   23
 SAFEKEEPING OF THE SEPARATE ACCOUNT ASSETS............................   23
 FEDERAL TAX CONSIDERATIONS............................................   24
   General.............................................................   24
   Taxation of the Company and the Separate Account....................   24
   Income Taxation of Certificate Benefits.............................   24
   Modified Endowment Contracts........................................   24
   Diversification Requirements........................................   25
   Federal Income Tax Withholding......................................   25
   Other Tax Considerations............................................   25
 LEGAL PROCEEDINGS AND EXPERTS.........................................   25
 REGISTRATION STATEMENT................................................   26
 APPENDIX A -- ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
   SURRENDER VALUES....................................................   27
 FINANCIAL STATEMENTS..................................................   40


             THE GROUP POLICIES MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of an Investment Division.


ADJUSTABLE LOAN INTEREST RATE: The interest rate charged on Loans that is adjusted from time to time by Hartford. The method of calculation of the Adjustable Loan Interest Rate is described in the Section entitled, "Loans -- Loan Interest" later in this Prospectus.


ATTAINED AGE: The Issue Age plus the period since the Coverage Date.

CASH SURRENDER VALUE: The Cash Value, less Debt, less any charges accrued but not yet deducted.

CASH VALUE: The Investment Value plus the Loan Account Value.

CERTIFICATE: The form evidencing and describing the Owner's rights, benefits, and options under the Group Policy. The Certificate will describe, among other things, (i) the benefits for the named Insured, (ii) to whom the benefits are payable and (iii) the limits and other terms of the Group Policy as they pertain to the Insured.

CERTIFICATE ANNIVERSARY: An anniversary of the Coverage Date.

CHARGE DEDUCTION DIVISION: An Investment Division from which all charges are deducted if so designated in the enrollment form or later elected.

CODE: The Internal Revenue Code of 1986, as amended.

COVERAGE DATE: The date insurance under the Certificate is effective as to an Insured shown in the Specifications and is used to determine Coverage Years and months from issue.

COVERAGE YEAR(S): The 12 month period following the Coverage Date and each anniversary thereof.


CUSTOMER SERVICE CENTER: The service area of Hartford.



DEATH BENEFIT: The Death Benefit option in effect determines how the Death Benefit is calculated. The Death Benefit options provided are described in the Death Benefit section of this Prospectus.


DEATH PROCEEDS: The Death Benefit less outstanding Debt plus any rider benefits payable.

DEBT: The aggregate amount of outstanding Loans, plus any interest accrued at the Adjustable Loan Interest Rate.

FACE AMOUNT: The minimum Death Benefit as long as the Certificate is in force. It is specified at issue and may be changed after issue on request, or due to a change in Death Benefit option or a partial withdrawal.


FUNDS: The registered open-end management investment companies in which assets of the Investment Divisions of the Separate Account may be invested.



GENERAL ACCOUNT: The assets of Hartford other than those allocated to the Separate Account. Premium Payments allocated to the General Account become a part of the general assets of Hartford. Hartford invests the assets of the General Account in accordance with applicable law governing the investments of Insurance Company General Accounts.


GRACE PERIOD: The 61 day period following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due. Unless the Owner has given Us written notice of the termination in advance of the date of termination of any Certificate, insurance will continue in force during this period.


GROUP POLICY: The flexible premium variable life insurance contract issued by Hartford and described in this Prospectus.



HARTFORD (ALSO REFERRED TO AS "WE," "US," "OUR," THE "COMPANY"): ITT Hartford Life and Annuity Insurance Company. Effective January 1, 1998, the name of ITT Hartford Life and Annuity Insurance Company will change to Hartford Life and Annuity Insurance Company.


IN WRITING: In a written form satisfactory to Us.

INITIAL PREMIUM: The amount of premium initially payable shown on Your Certificate Specifications.

INSURED: The person on whose life the Certificate is issued. The Insured is identified in the Certificate Specifications.


INVESTMENT DIVISION: A separate division of the Separate Account which invests exclusively in the shares of a specified Fund.


INVESTMENT VALUE: The sum of the values of assets in the Investment Divisions under the Certificate.

ISSUE AGE: The Insured's age on the birthday nearest to the Coverage Date.

LOAN: Any amount borrowed against the Investment Value under a Certificate.

LOAN ACCOUNT: That portion of the Company's General Account to which amounts are transferred as a result of a Loan. The Loan Account is credited with interest and does not participate in the investment experience of the Separate Account.


LOAN ACCOUNT VALUE: The amounts of the Investment Value transferred to (or from) the Loan Account to secure Loans, plus interest accrued at the daily equivalent of an annual rate equal to the Adjustable Loan Interest Rate actually charged, reduced by not more than 1%.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                5
--------------------------------------------------------------------------------


MATURITY DATE: The date on which an Insured's coverage matures as shown in the Certificate Specifications. We will pay the Cash Surrender Value, if any, if the Insured is living on the Maturity Date, upon surrender of the Certificate to Hartford.


MONTHLY DEDUCTION AMOUNT: The fees and charges deducted from the Investment Value on the Processing Date.

NET PREMIUM: The amount of premium actually credited to the Investment
Divisions.

NET AMOUNT AT RISK: The Death Benefit less the Cash Value.

NYSE: The New York Stock Exchange.

OWNER (ALSO REFERRED TO AS "YOU" OR "YOUR"): The person or legal entity so designated in the enrollment form or as subsequently changed. The Owner may be someone other than the Insured. The Owner possesses all rights under the Group Policy with respect to the Certificates.


PARTICIPATING EMPLOYER: A participating employer, or a trust sponsored by a participating employer, to which Hartford issues the Group Policy described in this Prospectus.


PRO RATA BASIS: An allocation method based on the proportion of the Investment Value in each Investment Division.

PROCESSING DATE(S): The day(s) on which We deduct charges from the Investment Value. The first Processing Date is the Coverage Date. There is a Processing Date each month. Later Processing Dates are on the same calendar day as the Coverage Date, or on the last day of any month which has no such calendar day.

PROCESSING PERIOD: The period from the Coverage Date to the next Processing Date, and thereafter, the period from one Processing Date to the next.

SEC: The Securities and Exchange Commission.


SEPARATE ACCOUNT: ICMG Registered Variable Life Separate Account One, an account established by Hartford to separate the assets funding the Group Policies from other assets of Hartford.



VALUATION DAY: Each business day that Hartford and each of the Funds value their respective investment portfolios, unless the Certificate Specifications indicate otherwise. A business day is any day the NYSE is open for trading or any day the Securities and Exchange Commission (the "SEC") requires mutual funds, unit investment trusts or other investment portfolios to be valued. The value of the Separate Account is determined as of the close of the NYSE (currently 4:00 p.m. Eastern Time) on such days.


VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE INSURANCE AMOUNT: The Cash Value multiplied by the applicable variable insurance factor provided in the Certificate Specifications.

6                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    SUMMARY
                                THE GROUP POLICY

    The flexible premium variable life insurance Group Policies, and the Certificates, offered by this Prospectus are funded by ICMG Registered Variable Life Separate Account One (the "Separate Account"), a separate account established by Hartford pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940 (the "1940 Act"). The Separate Account is presently comprised of Investment Divisions dedicated to the Group Policies, each of which invests exclusively in one of the underlying Funds.



    Depending upon the state of issuance of Your Certificate and the applicable provisions of Your Certificate, Your initial Net Premium will, when Your Certificate is issued, either be (1) invested in the ML Domestic Money Market Investment Division during the right to examine period or (2) invested immediately in Your chosen Investment Divisions, upon Our receipt thereof. IF YOUR INITIAL NET PREMIUM IS INVESTED IMMEDIATELY IN YOUR CHOSEN INVESTMENT DIVISIONS, YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate. You must fill out and send Us the appropriate form In Writing or comply with other procedures designated by Hartford if You would like to change how subsequent Net Premiums are allocated. See "Detailed Description of Certificate Benefits and Provisions -- Allocation of Premium Payments," page 11.



    Pursuant to the Certificates, each selected Investment Division is credited with Accumulation Units and each selected Investment Division's assets are invested in the applicable underlying Fund. Subject to certain restrictions, an Owner may transfer amounts among the available Investment Divisions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Between the Investment Divisions," page 13.



    The Group Policies are first and foremost life insurance policies and the Certificates evidencing an Owner's interest in the Group Policies provide for death benefits, cash values, and other features traditionally associated with life insurance. The Group Policies are called "flexible premium" because, once the desired level and pattern of Death Benefits have been determined, a purchaser has considerable flexibility in the selection of the timing and amount of premium to be paid. The Group Policies are called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Investment Value under a Certificate will, and the Death Benefit may, increase or decrease depending on the investment experience of the Investment Divisions to which the Net premiums have been allocated. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 15.


                                 DEATH BENEFIT


    The Certificates currently provide for two Death Benefit options. Under Death Benefit option A, the Death Benefit is an amount equal to the larger of
(1) the Face Amount and (2) the Variable Insurance Amount. Under Death Benefit option B, the Death Benefit is an amount equal to the larger of (1) the Face Amount plus the Cash Value and (2) the Variable Insurance Amount. At the death of the Insured, We will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less outstanding Debt plus any rider benefits payable under the Certificate. See "Detailed Description of Certificate Benefits and Provisions -- Death Benefit," page 15.


                                    PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premiums.

    No premium payment will be accepted which causes the Certificate to not meet the tax qualification guidelines for life insurance under the Code.

                                GENERAL ACCOUNT


    Amounts allocated to the Loan Account to secure a Loan become part of the General Account assets of Hartford. Hartford invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.


                            DEDUCTIONS FROM PREMIUM

    Prior to the allocation of premiums to the selected Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, state premium taxes, and the Deferred Acquisition Cost ("DAC") tax charge. The amount of each premium allocated among the Investment Divisions is Your Net Premium.

FRONT-END SALES LOAD


    When We receive a Premium Payment, We deduct a front-end sales load. The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.


    Front-end sales loads which cover expenses relating to the sale and distribution of the Certificates may be reduced for certain sales of the Certificates under circumstances which may result in savings of such sales and distribution

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                7
--------------------------------------------------------------------------------


expenses. For more information concerning the front-end sales load, see "Detailed Description of Certificate Benefits and Provisions -- Deductions From the Premium," page 17.


PREMIUM RELATED TAX CHARGE


    We deduct a percentage of each premium to cover taxes assessed against Hartford by various states and jurisdictions that are attributable to premiums. The percentage actually deducted will vary by locale depending on the tax rates in effect there. The range is generally between 0% and 4%.


DAC TAX CHARGE


    The Company deducts a percentage of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Internal Revenue Code Section 848, resulting from the receipt of premiums. We reserve the right to adjust the charge based on changes in the applicable tax law.



                        DEDUCTIONS AND CHARGES FROM THE
                                INVESTMENT VALUE



    Each Certificate will have an Investment Value. The Investment Value of the Certificate will increase or decrease to reflect the investment experience of the chosen Investment Divisions, deductions for the Monthly Deduction Amount and any amounts transferred from the Investment Divisions into the Loan Account. There is no minimum guaranteed Investment Value and the Owner bears the risk of the investment in the underlying Funds. See "Detailed Description of the Certificate Benefits and Provisions -- Deductions and Charges From the Investment Value," page 17.


    We will subtract amounts from Your Investment Value to provide for the Monthly Deduction Amount. These will be taken from the Charge Deduction Division, as specified in the Certificate Specifications, or if no Charge Deduction Division is selected or if there is insufficient Investment Value in the Charge Deduction Division, on a Pro Rata Basis from Your chosen Investment Divisions on each Processing Date.

    The Monthly Deduction Amount equals:

(a) the administrative expense charge; plus

(b) the charges for cost of insurance and additional benefits provided by rider, if any.


    Hartford may also set up a provision for income taxes imposed on the assets of the Separate Account. See "Detailed Description of Certificate Benefits and Provisions -- Deductions and Charges From the Investment Value," page 17 and "Federal Tax Considerations," page 23.



    A charge is made for mortality and expense risks assumed by Hartford. Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. The current charges for Coverage Years 1 through 10 is .65%, and for Coverage Years 11 and later is .50%. For more information about the Monthly Deduction Amount, see "Detailed Description of Certificate Benefits and Provisions -- Deductions and Charges From the Investment Value," page 17.


                           CHARGES AGAINST THE FUNDS


    The Separate Account purchases Fund shares at net asset value. The net asset value of the shares reflect investment advisory fees and administrative and other expenses deducted from the assets of the Funds. Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.



    The following table shows total fund operating expenses in 1996 for the
Funds:



                         ANNUAL FUND OPERATING EXPENSES
                          AFTER EXPENSE REIMBURSEMENTS
                        (as a percentage of net assets)



                                                                                                              TOTAL FUND
                                                                                 MANAGEMENT       OTHER       OPERATING
FUND NAME                                                                           FEES         EXPENSES      EXPENSES
------------------------------------------------------------------------------  -------------  ------------  ------------
Hartford Bond Fund............................................................        0.49%          0.03%         0.52%
Hartford Capital Appreciation Fund............................................        0.63%          0.02%         0.65%
N&B Partners Portfolio (1)....................................................        0.84%          0.11%         0.95%
N&B Balanced Portfolio (1)....................................................        0.85%          0.24%         1.09%
Alger American Small Cap Portfolio............................................        0.85%          0.03%         0.88%
Alger American Growth Portfolio...............................................        0.75%          0.04%         0.79%
ML Domestic Money Market Fund.................................................        0.50%          0.04%         0.54%
ML Index 500 Fund (2) (3).....................................................        0.00%          0.08%         0.08%
ML Prime Bond Fund............................................................        0.44%          0.05%         0.49%

8                                ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                                                                                                              TOTAL FUND
                                                                                 MANAGEMENT       OTHER       OPERATING
FUND NAME                                                                           FEES         EXPENSES      EXPENSES
------------------------------------------------------------------------------  -------------  ------------  ------------
ML High Current Income Fund...................................................        0.49%          0.05%         0.54%
ML Quality Equity Fund........................................................        0.44%          0.05%         0.49%
ML Special Value Focus Fund...................................................        0.75%          0.06%         0.81%
ML Natural Resources Focus Fund...............................................        0.65%          0.13%         0.78%
ML American Balanced Fund.....................................................        0.55%          0.05%         0.60%
ML Global Strategy Focus Fund.................................................        0.65%          0.06%         0.71%
ML Basic Value Focus Fund.....................................................        0.60%          0.06%         0.66%
ML Global Bond Focus Fund.....................................................        0.60%          0.09%         0.69%
ML Global Utility Focus Fund..................................................        0.60%          0.06%         0.66%
ML International Equity Focus Fund............................................        0.75%          0.14%         0.89%
ML Developing Capital Markets Focus Fund (3)..................................        0.94%          0.31%         1.25%
ML Government Bond Fund (3)...................................................        0.06%          0.09%         0.15%


------------------------


(1) Neuberger and Berman Advisers Management Trust is divided into Portfolios, each of which invests all of its net investable assets in a corresponding series of Advisers Managers Trust. The figures reported under Management Fees include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding series of Advisers Managers Trust. Similarly, Other Expenses includes all other expenses of the Portfolio and its corresponding series of Advisers Managers Trust.



(2) Computed for the period January 1, 1997, to March 31, 1997, annualized.



(3) Pursuant to a voluntary agreement, Management Fees were waived for ML Index 500 Fund and ML Government Bond Fund, and fees and expenses were reimbursed to the extent expenses exceeded 1.25% for ML Developing Capital Markets Focus Fund. Without such reimbursements, total expenses would have been 0.39%, 1.31% and 0.59% for ML Index 500 Fund, ML Developing Capital Markets Focus Fund and ML Government Bond Fund, respectively.


                                     LOANS

    An Owner may obtain a cash Loan from Hartford. The Loan is secured by the Owner's Certificate. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. See "Detailed Description of Certificate Benefits and Provisions -- Loans," page 14.

                      THE RIGHT TO EXAMINE THE CERTIFICATE

    An applicant has a limited right to return his or her Certificate. Subject to applicable state regulations, if the applicant returns the Certificate within 10 days after delivery of the Certificate Hartford will return to the applicant, within seven days thereafter, either (i) the premium paid or (ii) the Cash Value under the Certificate plus charges deducted. See "Detailed Description of Certificate Benefits and Provisions -- The Right to Examine the Certificate," page 17.

                                TAX CONSEQUENCES
    The current Federal tax law generally excludes all Death Benefit payments from the gross income of the Beneficiary under the Certificate. See "Federal Tax Considerations," page 23.


    There are circumstances when the Certificate may become a Modified Endowment Contract under federal tax law. If it does, Loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. Prospective purchasers and Owners are advised to consult a qualified tax adviser before taking steps that may affect whether the Certificate becomes a Modified Endowment Contract. Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue. See "Federal Tax Considerations -- Modified Endowment Contract" for a discussion of the "seven pay test," page 23.

                                  THE COMPANY


    ITT Hartford Life and Annuity Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. On January 1, 1998, Hartford's name will change to Hartford Life and Annuity Insurance Company. Hartford was originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately owned by The Hartford Financial Services Group, Inc.



    Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps, on the basis of its claims paying ability. These ratings do not apply to the

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                9
--------------------------------------------------------------------------------


investment performance of the Investment Divisions of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.


    Hartford is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once in every four years. In addition, Hartford is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance policies. Hartford is also subject to various Federal and state securities laws and regulations.

                              THE SEPARATE ACCOUNT

    ICMG Registered Variable Life Separate Account One is a separate account established by Hartford on October 9, 1995 under the insurance laws of the State of Connecticut, pursuant to a resolution of Hartford's Board of Directors. The Separate Account is organized as a unit investment trust and is registered with the SEC under the 1940 Act. Such registration does not signify that the SEC supervises the management or the investment practices or policies of the Separate Account. The Separate Account meets the definition of a "separate account" under the federal securities laws.



    Under Connecticut law, the assets of the Separate Account are held exclusively for the benefit of Owners and persons entitled to payments under the Group Policies and the Certificates and owners of any other policies which may be available through the Separate Account. The assets of the Separate Account are owned by Hartford and the obligations under the Group Policies and the Certificates are obligations of Hartford. These assets are held separately from the other assets of Hartford and income, gains and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged against the Separate Account without regard to other income, gains or losses of Hartford (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the General Account assets or any other separate account maintained by Hartford.



    The Separate Account has certain Investment Divisions dedicated to the Group Policies, each of which invests solely in a corresponding Fund. Additional Investment Divisions may be established or current Investment Divisions may deleted at the discretion of Hartford. The Separate Account may in the future include other divisions which will not be available under the Group Policies.

                                   THE FUNDS
                                    GENERAL


    Shares of the Funds are sold to the Separate Account and may be sold to other separate accounts of Hartford or its affiliates which fund similar variable annuity or variable life insurance products. The assets of the Separate Account attributable to the Group Policies are invested exclusively in one of the Investment Divisions. An Owner may allocate premium payments among the Investment Divisions. Owners should review the following brief descriptions of the investment objectives of each of the Funds and the Fund prospectuses in connection with that allocation.



    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the relevant Funds. Such shares are offered to separate accounts, including the Separate Account, established by Hartford or one of its affiliated companies specifically to fund the Group Policies and other policies issued by Hartford or its affiliates as permitted by the 1940 Act.



    All investment income of and other distributions to each Investment Division arising from the applicable Fund are reinvested in shares of that Fund at net asset value. Hartford will purchase Fund shares in connection with premium payments allocated to the applicable Investment Division in accordance with Owners' directions and will redeem Fund shares to meet obligations under the Group Policies and the Certificates or make adjustments in reserves, if any. The Funds are required to redeem Fund shares at net asset value and generally to make payment within 7 days.



    Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Certificate. The investment objectives of each of the Funds are as set forth below.



 HARTFORD FUNDS



    The Separate Account currently invests in the Hartford Bond Fund and Hartford Capital Appreciation Fund, diversified open-end management investment companies sponsored by Hartford and incorporated under the laws of the State of Maryland and registered as investment companies under the 1940 Act. HL Investment Advisors, Inc. ("HL Advisors") serves as the investment adviser to each of the Hartford Funds.



    Wellington Management Company, L.L.P. serves as sub-investment adviser for Hartford Capital Appreciation Fund. In addition, HL Advisors has entered into an investment services agreement with The Hartford Investment Management Company, Inc. ("HIMCO"), pursuant to which HIMCO will provide certain investment services to Hartford Bond Fund.

10                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

 NEUBERGER & BERMAN ADVISERS MANAGERS TRUST


    The Separate Account currently invests in Neuberger & Berman Advisers Managers Trust, a diversified open-end management investment company organized as a Delaware business trust. Each portfolio of Neuberger & Berman Advisers Managers Trust invests its assets in a corresponding series of Advisers Managers Trust, which is also an open-end management investment company registered under the 1940 Act and is organized as a New York common-law trust. The investment performance of the N&B Partners and N&B Balanced Portfolios will directly correspond with the investment performance of the corresponding series of Advisers Managers Trust. This "Master/Feeder Fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities.



    The N&B Partners and Balanced Portfolios are advised by Neuberger & Berman Management Incorporated.



 ALGER AMERICAN FUND, INC.



    The Separate Account currently invests in shares of Alger American Fund, a diversified open-end management investment company registered under the 1940 Act and organized as a Massachusetts business trust.



    Alger American Fund is managed by Fred Alger Management, Inc ("FAM"), a subsidiary of Alger Inc., which is in turn a subsidiary of Alger Associates, Inc., a financial services holding company.



 MERRILL LYNCH VARIABLE SERIES FUNDS, INC.



    The Separate Account currently invests in shares of Merrill Lynch Variable Series Funds, Inc., an open-end management investment company which has a wide range of investment objectives among its sixteen separate funds.



    Merrill Lynch Variable Series Funds, Inc., is advised by Merrill Lynch Asset Management, L.P., an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. The general partner of Merrill Lynch Asset Management, L.P. is Princeton Services, Inc., a wholly-owned subsidiary of Merrill Lynch & Co., Inc.



    The investment objectives and certain policies of the Funds are as follows:



    HARTFORD BOND FUND -- Seeks maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of this Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Hartford Funds entitled "Hartford Bond Fund, Inc. -- Investment Policies."



    HARTFORD CAPITAL APPRECIATION FUND -- Seeks growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.



    N&B PARTNERS PORTFOLIO -- Seeks to achieve capital growth by investing primarily in common stocks of established companies, using a value-oriented investment approach designed to increase capital with reasonable risk.



    N&B BALANCED PORTFOLIO -- Seeks to achieve long-term capital growth and reasonable current income without undue risk to principal by investing, under normal circumstances, 50% to 70% of its assets in a diversified portfolio of common stocks of companies that, although potentially temporarily out of favor in the market, have strong balance sheets and reasonable valuations relative to their growth rates.



    ALGER AMERICAN SMALL CAP PORTFOLIO -- Seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.



    ALGER AMERICAN GROWTH PORTFOLIO -- Seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.



    ML DOMESTIC MONEY MARKET FUND -- Seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities.



    ML INDEX 500 FUND -- Seeks to provide investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's Composite Stock Price Index.



    ML PRIME BOND FUND -- Seeks as high a level of current income as is consistent with prudent investment management, and, as a secondary objective, capital appreciation to the extent consistent with the foregoing objective, by investing primarily in long-term corporate bonds rated A or better by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Group.



    ML HIGH CURRENT INCOME FUND -- Seeks as high a level of current income as is consistent with its investment policies and prudent investment management, and as a secondary objective, capital appreciation when consistent with the foregoing objective. The Fund invests principally in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               11
--------------------------------------------------------------------------------


    ML QUALITY EQUITY FUND -- Seeks the highest total investment return consistent with prudent risk. The Fund uses a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies, as well as investment grade debt and convertible securities.



    ML SPECIAL VALUE FOCUS FUND -- Seeks long-term capital growth by investing in a diversified portfolio of securities, primarily common stocks, of relatively small companies and of emerging growth companies regardless of size.



    ML NATURAL RESOURCES FOCUS FUND -- Seeks long-term growth of capital and protection of the purchasing power of shareholders' capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets.


    ML AMERICAN BALANCED FUND -- Seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities.



    ML GLOBAL STRATEGY FOCUS FUND -- Seeks a high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of U.S. and foreign issuers.



    ML BASIC VALUE FOCUS FUND -- Seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value.



    ML GLOBAL BOND FOCUS FUND -- Seeks a high total investment return by investing in a global portfolio of fixed income securities denominated in various currencies, including multinational currency units.


    ML GLOBAL UTILITY FOCUS FUND -- Seeks capital appreciation and current income through investment of at least 65% of its total assets in equity and debt securities issued by domestic and foreign companies which are, in the opinion of the Investment Adviser, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water.



    ML INTERNATIONAL EQUITY FOCUS FUND -- Seeks capital appreciation and, secondarily, income through investing in a diversified portfolio of equity securities of issuers in countries other than the United States.



    ML DEVELOPING CAPITAL MARKETS FOCUS FUND -- Seeks long-term capital appreciation by investing in securities, principally equities, of issuers in countries having smaller capital markets.



    ML GOVERNMENT BOND FUND -- Seeks the highest possible current income consistent with the protection of capital afforded by investing in debt securities issued or guaranteed by the United States Government, its agencies or instrumentalities.



    There is no assurance that any Fund will achieve its stated objectives. Owners are also advised to read the prospectuses for each of the Funds accompanying this Prospectus for more detailed information. Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.

                            DETAILED DESCRIPTION OF
                              CERTIFICATE BENEFITS
                                 AND PROVISIONS
                                    GENERAL

    This Prospectus describes a flexible premium group variable life insurance policy where the Owner has considerable flexibility in selecting the timing and amount of premium payments.
                           ISSUANCE OF A CERTIFICATE


    Certificates will only be offered to eligible employees when provided by the Participating Employer. Individuals wishing to purchase a Certificate must complete an enrollment form In Writing, which must be received by Our Customer Service Center before a Certificate will be issued. A Certificate will not be issued with a specified Face Amount of less than the minimum Face Amount. Acceptance is subject to Hartford's underwriting rules then in effect. Hartford reserves the right to reject an enrollment form for any reason permitted by law.

                                    PREMIUMS

PREMIUM PAYMENT FLEXIBILITY


    A significant feature of the Certificate is that once the desired level and pattern of Death Benefits have been determined, the Owner has considerable flexibility in the selection of the timing and amount of premiums to be paid and You can choose the level of premiums, within a range determined by Hartford, based on the Face Amount of the Certificate, the Insured's sex (except where unisex rates apply), Issue Age, and the Insured's risk classification.


    A minimum Initial Premium is due on the Coverage Date. The amount of the minimum Initial Premium is the amount which, after the deductions for sales load, state

12                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

premium tax, and DAC tax charge, is sufficient (disregarding investment performance) to pay 12 times the first Monthly Deduction. Thereafter, additional premiums may be paid at any time, subject to the premium limitations set forth by the Internal Revenue Code as indicated in the section entitled "Premium Limitation," page 12. You have the right to pay additional premiums of at least $500.00 at any time.

ALLOCATION OF PREMIUM PAYMENTS


    If the state of issue of Your Certificate requires that We return Your Initial Premium, We will allocate the initial Net Premium submitted with Your enrollment form to the ML Domestic Money Market Investment Division, until the expiration of the right to examine period. Upon the expiration of the right to examine period, the initial Net Premium will, at a later date, be invested according to Your initial allocation instructions (except that any accrued interest will remain in the ML Domestic Money Market Investment Division if it is selected as an initial allocation option). This later date is the later of 10 days after We receive the premium and the date We receive the final requirement to put the Certificate in force. The Certificates are credited with units ("Accumulation Units") in each selected Investment Division, the assets of which are invested in the corresponding underlying Fund. An Owner may transfer funds among the Investment Divisions subject to certain restrictions. See "Detailed Description of Certificate Benefits and Provisions -- Transfers Between the Investment Divisions," page 13. Any additional Net Premiums received by Us prior to such date will be allocated to the ML Domestic Money Market Investment Division.


    Alternatively, if the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions. IN THAT CASE YOU WILL BEAR FULL INVESTMENT RISK FOR ANY AMOUNTS ALLOCATED TO THE INVESTMENT DIVISIONS DURING THE RIGHT TO EXAMINE PERIOD. (Please note that this automatic immediate investment feature only applies if Your Certificate so specifies. Please check with Your agent to determine the status of Your Certificate.)


    Upon written request, You may change the premium allocation. Subsequent Net Premiums will be allocated among Investment Divisions according to Your most recent instructions.


    The Owner will receive several different types of notification as to what his or her current premium allocation is. The initial allocation chosen by the Owner is shown in the Certificate. In addition, each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each annual statement summarizes the current premium allocation in effect for that Certificate.

ACCUMULATION UNITS

    Net Premiums allocated to the Investment Divisions are used to credit Accumulation Units under the Certificate.


    The number of Accumulation Units in each Investment Division to be credited under the Certificate (including the initial allocation to the ML Domestic Money Market Investment Division) will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Investment Division. Each portion to be invested in an Investment Division is then divided by the Accumulation Unit Value of that particular Investment Division next computed following receipt of the payment.


ACCUMULATION UNIT VALUES


    The Accumulation Unit Value for each Investment Division will vary daily to reflect the investment experience of the applicable Fund, as well as the daily deduction for mortality and expense risks, and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Investment Division on the preceding Valuation Day by a net investment factor for that Investment Division for the Valuation Period then ended. The net investment factor for each of the Investment Divisions is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period, less the daily deduction for the mortality and expense risks assumed by Hartford.



    All valuations in connection with a Certificate, e.g., with respect to determining Cash Value and Investment Value, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Certificate with each premium payment, other than the Initial Premium, will be made on the date the request or payment is received by Hartford at the Customer Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.


PREMIUM LIMITATION

    If premiums are received which would cause the Certificate to fail to meet the definition of a life insurance policy in accordance with the Internal Revenue Code, We will refund the excess premium payments. We will refund such premium payments and interest thereon within 60 days after the end of a Coverage Year.

    A premium payment that results in an increase in the Death Benefit greater than the amount of the premium will be accepted only after We approve evidence of insurability.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               13
--------------------------------------------------------------------------------

                          VALUES UNDER THE CERTIFICATE
    As with traditional life insurance, each Certificate will have a Cash Surrender Value. The Cash Surrender Value is equal to the Cash Value, less Debt, less any charges accrued but not deducted. There is no minimum guaranteed Cash Surrender Value. The Cash Value equals the value in the Investment Divisions plus the Loan Account Value.

    Each Certificate will also have an Investment Value. The Investment Value of a Certificate changes on a daily basis and will be computed on each Valuation Day. The Investment Value will vary to reflect the investment experience of the Investment Divisions, Monthly Deduction Amounts and any amounts transferred to the Loan Account to secure a Loan.


    The Investment Value of a particular Certificate is related to the net asset value of the Funds associated with the Investment Divisions to which Net Premiums on the Certificate have been allocated. The total Investment Value in the Investment Divisions on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Investment Division as of the Valuation Day by the current Accumulation Unit Value of that Investment Division and then summing the result for all the Investment Divisions. The Investment Value equals the sum of the values of the assets in the Investment Divisions. See "Premiums -- Accumulation Unit Values," page 12.

                          SURRENDER OF THE CERTIFICATE
    At any time prior to the Maturity Date, provided the Certificate is in effect and has a Cash Surrender Value, the Owner may choose, without the consent of the Beneficiary (provided the designation of the Beneficiary is not irrevocable) to surrender the Certificate and receive the full Cash Surrender Value from Us. To surrender a Certificate, You must submit a request for surrender In Writing. We will determine the Cash Surrender Value as of the Valuation Day We receive the request In Writing at Our Customer Service Center, or the date requested by the Owner, whichever is later.

    The Cash Surrender Value, which is the net amount available upon surrender of the Certificate, equals the Cash Value, less Debt, less any charges accrued but not yet deducted. The Certificate will terminate on the date of receipt of the written request, or the date the Owner requests the surrender to be effective, whichever is later.

    The Cash Surrender Value may be paid in cash or allocated to any other payment option agreed upon by Us.

PARTIAL WITHDRAWALS


    At any time before the Maturity Date, and subject to Hartford's rules then in effect, up to twelve (12) partial withdrawals are allowed per Coverage Year; however, only one (1) partial withdrawal is allowed between any successive Processing Dates. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt. Hartford currently imposes a maximum $25.00 fee for processing partial withdrawals. A partial withdrawal will reduce the Cash Surrender Value, Cash Value and Investment Value. Any partial withdrawal will have a permanent effect on the Cash Surrender Value and may have a permanent effect on the Death Benefits payable. If Death Benefit option A is in effect, the Face Amount is reduced by the amount of the partial withdrawal. Unless specified otherwise, partial withdrawals will be deducted on a Pro Rata Basis from the Investment Divisions. Requests for partial withdrawals must be made In Writing to Us. The effective date of a partial withdrawal will be the Valuation Day We receive the request In Writing at Our Customer Service Center. A 10% penalty tax may be imposed on income distributed before the insured attains age 59 1/2. See "Federal Tax Considerations -- Modified Endowment Contracts," page 24.

                             TRANSFERS BETWEEN THE
                              INVESTMENT DIVISIONS

AMOUNT AND FREQUENCY OF TRANSFERS


    Upon request and as long as the Certificate is in effect, You may transfer amounts among the Investment Divisions as set forth in the Certificate. Transfer requests must be in writing on a form approved by Hartford or by telephone in accordance with established procedures. The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect. Currently, the minimum value of Accumulation Units that may be transferred from one Investment Division to another is the lesser of (i) $500 or (ii) the total value of the Accumulation Units in the Investment Division. The value of the remaining Accumulation Units in the Investment Division must equal at least $500. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, the entire value will be transferred.



    Currently there are no restrictions on transfers other than those described herein and there is no charge for permitted transfers between Investment Divisions. Hartford reserves the right in the future to impose additional restrictions on transfers, as a well as a charge for processing transfers.


TRANSFERS TO OR FROM INVESTMENT DIVISIONS

    In the event of a transfer from an Investment Division, the number of Accumulation Units credited to the Investment Division from which the transfer is made will be reduced. The reduction will be determined by dividing:

1.  the amount transferred by,
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14                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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2.  the Accumulation Unit Value for that Investment Division on the Valuation
    Day We receive Your request for transfer In Writing.

    In the event of a transfer to an Investment Division, We will increase the number of Accumulation Units credited thereto. The increase will equal:

1.  the amount transferred divided by,

2. the Accumulation Unit Value for that Investment Division determined on the Valuation Day We receive Your request for transfer In Writing.

PROCEDURES FOR TELEPHONE TRANSFERS

    Owners may effect telephone transfers in two ways. All Owners may directly contact a customer service representative. Owners may in the future also request access to an electronic service known as a Voice Response Unit (VRU). The VRU will permit the transfer of monies among the Investment Divisions and change of the allocation of future payments. All Owners intending to conduct telephone transfers through the VRU will be asked to complete a Telephone Authorization Form.


    Hartford will undertake reasonable procedures to confirm that instructions communicated by telephone are genuine. Before a customer service representative accepts any request, the caller will be asked for his or her social security number and address. All calls will also be recorded. A Personal Identification Number (PIN) will be assigned to all Owners who request VRU access. The PIN is selected by and known only to the Owner. Proper entry of the PIN is required before any transactions will be allowed through the VRU. Furthermore, all transactions performed over the VRU, as well as with a customer service representative, will be confirmed by Hartford through a written letter. Moreover, all VRU transactions will be assigned a unique confirmation number which will become part of the Certificate's history. Hartford is not liable for any loss, cost or expense for action on telephone instructions which are believed to be genuine in accordance with these procedures.

                      VALUATION OF PAYMENTS AND TRANSFERS
    We value the Certificate on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, partial withdrawals, and Loan amounts attributable to the Investment Divisions within seven (7) days after We receive all the information needed to process the payment unless the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.


    Hartford may defer payment of any amounts not attributable to the Investment Divisions for up to six months from the date on which We receive the request.

                                     LOANS


    As long as the Certificate is in effect, an Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash Loan from Hartford. The maximum Loan amount is equal to the sum of the Cash Surrender Value plus outstanding Debt, multiplied by .90, less outstanding Debt.


    The amount of each Loan will be transferred on a Pro-Rata Basis from each of the Investment Divisions (unless the Owner specifies otherwise) to the Loan Account. The Loan Account is the mechanism used to ensure that any outstanding Debt remains fully secured by the Investment Value.

LOAN INTEREST


    Interest will accrue daily on outstanding Debt at the Adjustable Loan Interest Rate indicated in the Certificate. The difference between the value of the Loan Account and any outstanding Debt will be transferred from the Investment Divisions to the Loan Account on each Certificate Anniversary. Interest payments are due as shown in the Certificate Specifications. If interest is not paid within 5 days of its due date, it will be added to the amount of the Loan as of its due date.



    The maximum Adjustable Loan Interest Rate We may charge for Loans is 5%.


CREDITED INTEREST


    Amounts in the Loan Account for Coverage Years one through ten will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus 1%. Amounts in the Loan Account for Coverage Years eleven and later will be credited with interest at a rate equal to the Adjustable Loan Interest Rate then in effect, minus .20%.


LOAN REPAYMENTS


    You can repay any part of or the entire Loan at any time. The amount of the Loan repayment will be allocated to Your chosen Investment Divisions on a Pro Rata Basis, determined as of the date of the Loan repayment. Unless specified otherwise, additional premium payments received by Hartford during the period when a Loan is outstanding will be treated as Loan repayments.


TERMINATION DUE TO EXCESSIVE DEBT

    If total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

EFFECT OF LOANS ON INVESTMENT VALUE

    A Loan, whether or not repaid, will have a permanent effect on the
Investment Value because the investment
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               15
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results of each Investment Division will apply only to the amount remaining in such Investment Divisions. The longer a Loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for funds held in the Loan Account, an Owner's Investment Value will not increase as rapidly as it would have had no Loan been made. If the Investment Divisions earn less than the Loan Account, the Owner's Investment Value will be greater than it would have been had no Loan been made. Also, if not repaid, the aggregate amount of outstanding Debt will reduce the Death Proceeds and Cash Surrender Value otherwise payable.
                                 DEATH BENEFIT
    As long as the Certificate remains in force, the Certificate provides for the payment of the Death Proceeds to the named Beneficiary when the Insured under the Certificate dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Debt outstanding under the Certificate plus any rider benefits payable. The Death Benefit depends on the Death Benefit option You select and is determined as of the date of the death of the Insured.

DEATH BENEFIT OPTIONS

    There are two Death Benefit options: Death Benefit option A and Death Benefit option B:

1. Under the Death Benefit option A, the Death Benefit is the greater of (a) the Face Amount and (b) the Variable Insurance Amount.

2. Under Death Benefit option B, the Death Benefit is the greater of (a) the Face Amount plus the Cash Value and (b) the Variable Insurance Amount.

    Regardless of which Death Benefit option You select, the maximum amount payable under such option will be the Death Proceeds.

OPTION CHANGE


    While the Certificate is in force, You may change the Death Benefit option selected under a Certificate by making a request In Writing during the lifetime of the Insured. If the change is from Death Benefit option A to Death Benefit option B, satisfactory evidence of insurability must be provided to Hartford. The Face Amount after the change will be equal to the Face Amount before the change, less the Cash Value on the effective date of the change. If the change is from Death Benefit option B to Death Benefit option A, the Face Amount after the change will be equal to the Face Amount before the change plus the Cash Value on the effective date of change. Any change in the selection of a Death Benefit option will become effective at the beginning of the Coverage month following Hartford's approval of such change. We will notify You that the change has been made.


    All or part of the Death Proceeds may be paid in cash or applied under one of the payment options described below.

PAYMENT OPTIONS


    Death Proceeds under the Certificate may be paid in a lump sum or may be applied to one of Hartford's payment options. The minimum amount that may be placed under a payment option is $5,000 unless Hartford consents to a lesser amount. Once payments under payment options 2, 3 or 4 commence, no surrender of the Certificate may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Certificates:


FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3% per year, on the amount applied under this option.

SECOND OPTION -- Income of Fixed Amount

    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3% per year, is exhausted. The final payment will be for the balance remaining.

THIRD OPTION -- Payments for a Fixed Period

    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

FOURTH OPTION -- Life Income

    LIFE ANNUITY -- an annuity payable monthly during the lifetime of the Annuitant and terminating with the last monthly payment due preceding the death of the Annuitant. Under this option, it is possible that only one monthly annuity payment would be made, if the Annuitant died before the second monthly annuity payment was due.

    LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the Annuitant for a fixed period of 120 months and for as long thereafter as the Annuitant shall live.


    The fourth payment option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3% per annum. The amount of each payment under this option will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, Hartford may make payments less often. The first, second and third payment options are based on a net investment rate of 3% per annum. Hartford may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four payment options.

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16                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    Hartford will make any other arrangements for income payments as may be agreed on.


LEGAL DEVELOPMENTS REGARDING INCOME PAYMENTS


    In those states affected by the 1983 U.S. Supreme Court decision in Arizona Governing Committee v. Norris, income payment options involving life income are based on unisex actuarial tables. In addition, legislation previously was introduced in Congress which, had it been enacted, would have required the use of tables that do not vary on the basis of sex for some or all annuities. Currently, several states have enacted such laws.


BENEFICIARY


    The Owner names the beneficiary in the enrollment form for the Certificate. The Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to Hartford. If no beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Owner if living; otherwise to the Owner's estate.


INCREASES AND DECREASES IN FACE AMOUNT


    The minimum Face Amount of the Certificate is $50,000. At any time after purchasing a Certificate, an Owner may request a change in the Face Amount by making a request In Writing to Hartford and directing such request to the Customer Service Center.



    All requests to increase the Face Amount must be applied for on a new enrollment form. All requests will be subject to evidence of insurability satisfactory to Hartford and subject to Our rules then in effect. Any increase approved by Us will be effective on the Processing Date following the date We approve the request. The Monthly Deduction Amount on the first Processing Date on or after the effective date of the increase will reflect a charge for the increase.


    A decrease in the Face Amount will be effective on the first Processing Date following the date We receive the request. Decreases must reduce the Face Amount by at least $25,000, and the remaining Face Amount must not be less than $50,000. Decreases will be applied:

(a) to the most recent increase; then


(b) successively to each prior increase; and then


(c) to the initial Face Amount.

    We reserve the right to limit the number of Face Amount increases or decreases made under the Certificate to no more than one in any 12 month period.

                              BENEFITS AT MATURITY

    If the Insured is living on the Maturity Date, on surrender of the Certificate to Hartford, Hartford will pay to the Owner the Cash Surrender Value on the date the Certificate is surrendered. However, on the Maturity Date, the Certificate will terminate and Hartford will have no further obligations under the Certificate.

                          TERMINATION OF PARTICIPATION
                              IN THE GROUP POLICY


    Participation in the Group Policy may be terminated by Hartford or the Participating Employer. The party initiating the termination must provide notice of such termination to each Owner of record, at the Owner's last known address, at least 15 days prior to the date of termination. In the event of such termination, no new enrollment forms for new Insureds will be accepted on or after the date notice of discontinuance is received or sent by Hartford, whichever is applicable, nor will any new Certificates be issued. If premium payments are discontinued, Hartford will continue insurance Coverage under the Certificate as long as the Cash Surrender Value is sufficient to cover the charges due. This continuation of insurance will not continue the Coverage under the Certificate beyond Attained Age 100, nor will it continue any optional benefit rider beyond the Certificate's date of termination. If the Group Policy is discontinued or amended to discontinue the eligible class to which an Insured belongs (and if the Coverage on the Insured is not transferred to another insurance carrier), any Certificate then in effect will remain in force under the discontinued Group Policy, provided it is not canceled or surrendered by the Owner, subject to Hartford's qualifications then in effect.

                       LAPSE AND REINSTATEMENT WHILE THE
                           GROUP POLICY IS IN EFFECT

LAPSE AND GRACE PERIOD


    A Grace Period of 61 days will be allowed following the date We mail to the Owner notice that the Cash Surrender Value is insufficient to pay the charges due under the Certificate. Unless the Owner has given Hartford written notice of termination in advance of the date of termination of the Certificate, insurance will continue in force during the Grace Period. The Owner will be liable to Hartford for all charges due under the Certificate then unpaid for the period the Certificate remains in force.


    In the event that total Debt outstanding equals or exceeds the Cash Surrender Value, the Certificate will terminate 31 days after We have mailed notice to Your last known address and that of any assignees of record. If sufficient Loan repayment is not made by the end of this 31 day period, the Certificate will end without value.

REINSTATEMENT

    Prior to the death of the Insured, and unless (1) the Group Policy is terminated (See "Termination of Participation in the Group Policy") or (2) the Certificate has been
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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               17
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surrendered for cash, the Certificate may be reinstated prior to the Maturity
Date, provided:

(a) you make Your request within three (3) years of the date of lapse; and

(b) satisfactory evidence of insurability is submitted.

    To reinstate Your Certificate, you must remit a premium payment large enough to keep the coverage under the Certificate in force for at least 3 months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

(a) The Investment Value at the time of termination; plus

(b) Net Premiums attributable to premiums paid at the time of reinstatement.

    Upon reinstatement, any Debt at the time of termination must be repaid or carried over to the reinstated Certificate.

                          ENROLLMENT FOR A CERTIFICATE


    Individuals wishing to purchase a Certificate must submit an enrollment form to Hartford. Within limits, an applicant may choose the Initial Premium and the initial Face Amount. A Certificate generally will be issued only on the lives of Insureds Attained Age 79 and under who supply evidence of insurability satisfactory to the Company. Acceptance is subject to Hartford's underwriting rules and Hartford reserves the right to reject an enrollment form for any reason. No change in the terms or conditions of a Certificate will be made without the consent of the Owner.



    The Certificate will be effective on the Coverage Date only after Hartford has received all outstanding delivery requirements and received the Initial Premium. The Coverage Date is the date used to determine all future cyclical transactions on the Certificate, e.g., Processing Date, Coverage months and Coverage Years.


                      THE RIGHT TO EXAMINE THE CERTIFICATE


    An Owner has a limited right to return a Certificate. Subject to applicable state regulation, if the Certificate is returned, by mail or personal delivery to Hartford or to the agent who sold the Certificate, to be canceled within 10 days after delivery of the Certificate to the Owner, Hartford will return either
(1) the total amount of premiums or (2) the Cash Value plus charges deducted under the Certificate to the Owner within 7 days. If the state where Your Certificate is issued requires that We return Your Initial Premium, We will allocate Your initial Net Premium to the ML Domestic Money Market Investment Division. If the state of issue of Your Certificate provides for Our return of the Certificate's Cash Value to the Owner, We will allocate the initial Net Premium immediately among Your chosen Investment Divisions.


                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the Net Premium to the Investment Divisions, a deduction as a percentage of premium is made for the front-end sales load, premium taxes and the DAC tax charge. The amount of each premium allocated to the Investment Divisions is Your Net Premium.

FRONT-END SALES LOAD


    When We receive a Premium Payment, We deduct a front-end sales load. The current front-end sales load is 6.75% of any premium paid for Coverage Years 1 through 7 and 4.75% of any premium paid in Coverage Years 8 and later. The maximum front-end sales load is 9% of any premium paid for Coverage Years 1 through 7 and 7% of any premium paid in Coverage Years 8 and later.



    Front-end sales loads cover expenses related to the sale and distribution of the Certificates. The front-end sales load may be reduced for certain sales of the Certificates under circumstances which result in a saving of such sales and distribution expenses. To qualify for such a reduction, a plan must satisfy certain criteria as to, for example, the expected number of Owners and the anticipated Face Amount of all Certificates under the plan. Generally, the sales contacts and effort and administrative costs per Certificate vary based on such factors as the size of the plan, the purpose for which Certificates are purchased and certain characteristics of the plan's members. The amount of reduction and the criteria for qualification are related to the reduced sales effort and administrative costs resulting from sales to qualifying plans. Hartford may modify from time to time on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Separate Account.


PREMIUM RELATED TAX CHARGE


    We deduct a percentage of each premium to cover taxes assessed against Hartford that are attributable to premiums. This percentage will vary by locale depending on the tax rates in effect there. The range of premium taxes actually deducted by Hartford currently ranges from 0% to 4%.


DAC TAX CHARGE

    The Company deducts 1.25% of each premium to cover a federal premium tax assessed against the Company. This charge is reasonable in relation to the Company's federal income tax burden, under Section 848 of the Code, resulting from the receipt of premiums. We will adjust this charge based on changes in the applicable tax law.
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18                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                          DEDUCTIONS AND CHARGES FROM
                              THE INVESTMENT VALUE

MONTHLY DEDUCTION AMOUNTS


    On the Coverage Date and on each subsequent Processing Date, Hartford will deduct an amount (the "Monthly Deduction Amount") from the Investment Value to cover certain charges and expenses incurred in connection with a Certificate. The Monthly Deduction Amount will vary from month to month. These will be taken from the Charge Deduction Division, if designated in the enrollment form for the Certificate or later elected.


    If a Charge Deduction Division has been designated but the Investment Value in the Charge Deduction Division is less than that required to cover all charges due on such date:


(1) Hartford will apply the Investment Value of the Charge Deduction Division to the charges due and set the Investment Value in the Charge Deduction Division to zero; and


(2) any additional amount due will be allocated among the remaining Investment Divisions on a Pro Rata Basis.

    If no Charge Deduction Division has been designated or elected, any amounts due will be allocated among the Owner's chosen Investment Divisions on a Pro Rata Basis.

    The Monthly Deduction Amount equals:

(a) the administrative expense charge; plus

(b) the charges for cost of insurance, plus any charges for additional benefits provided by rider.

    (a) COST OF INSURANCE CHARGE

       The charge for the cost of insurance is equal to:

        (i) the cost of insurance rate per $1,000; multiplied by

        (ii) the Net Amount at Risk; divided by

       (iii) $1,000

      The Net Amount at Risk equals the Death Benefit less the Cash Value on that date.


      The cost of insurance charge is to cover Hartford's anticipated mortality costs. Hartford uses various underwriting procedures, including medical underwriting procedures, depending on the characteristics of the group to which the Group Policies are issued. The current cost of insurance rates for standard risks may be equal to or less than the 1980 Commissioners Standard Ordinary Mortality Table. Substandard risks will be charged a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners Standard Ordinary Mortality Table. The multiple will be based on the Insured's risk class. The use of simplified underwriting and guaranteed issue procedures may result in the cost of insurance charges being higher for some individuals than if medical underwriting procedures were used.



      Cost of insurance rates are based on the age, sex (except where unisex rates apply), and rate class of the Insured and group mortality characteristics and the particular characteristics (such as the rate class structure) under the Group Policy that are agreed to by Hartford and the Participating Employer. The actual monthly cost of insurance rates will be based on Hartford's expectations as to future experience. Hartford will determine the cost of insurance rate at the start of each Coverage Year. Any changes in the cost of insurance rate will be made uniformly for all Insureds in the same risk class.



      The rate class of an Insured affects the cost of insurance rate. Hartford and the Participating Employer will agree to the number of classes and characteristics of each class. The classes may vary by smokers and nonsmokers, active and retired status, and/or any other nondiscriminatory classes agreed to by the Participating Employer. Where smoker and non-smoker divisions are provided, an Insured who is in the nonsmoker division of a rate class will have a lower cost of insurance than an Insured in the smoker division of the same rate class, even if each Insured has an identical Certificate.


      Because the Cash Value and the Death Benefit Amount under a Certificate may vary from month to month, the cost of insurance charge may also vary on each Processing Date.

    (b)RIDER CHARGE

      If the policy includes riders, a charge is deducted from the Investment Value on each Processing Date.


      The charge applicable to these riders is to compensate Hartford for anticipated cost of providing these benefits and are specified on the applicable rider.


      The Riders available are described on page 20 under "Supplemental Benefits" section.

    (c)
      MONTHLY ADMINISTRATIVE FEE AND OTHER EXPENSE CHARGES


      Hartford will assess a monthly administrative charge to compensate Hartford for administrative costs in connection with the Certificates. This charge will be $5 per Coverage month initially and is guaranteed never to exceed $10.00 per Coverage month. This charge covers the average expected cost for these expenses.


MORTALITY AND EXPENSE RISK CHARGE


    A charge is made for mortality and expense risks assumed by Hartford. Hartford currently deducts a daily charge for Coverage Years one through ten at an effective

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ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               19
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annual rate of .65% of the value of each Investment Division's assets and for
Coverage Years eleven and later at an effective annual rate of .50% of each Investment Division's assets. In no event will the charge exceed .65% of an Investment Division's assets on an annual basis. See also, "Premiums -- Accumulation Unit Values," page 12.


    The Mortality and Expense Risk Charge is equal to:

    (i) the Mortality and Expense Risk Rate; multiplied by

    (ii) the portion of the Cash Value allocated to the Investment Divisions and the Loan Account.

    The mortality risk assumed is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the administrative charges set forth therein.

    If these charges are insufficient to cover actual costs and assumed risks, the loss will fall on Hartford. Conversely, if the charge proves more than sufficient, any excess will be added to Hartford's surplus.


TAXES


    Currently, no charge is made to the Separate Account for federal, state, and local taxes that may be attributable to the Separate Account. A change in the applicable federal, state or local tax laws which impose tax on Hartford and/or the Separate Account may result in a charge against the Certificates in the future. Charges for other taxes, if any, attributable to the Separate Account may also be made.


                                 OTHER MATTERS
                     ADDITIONS, DELETIONS OR SUBSTITUTIONS
                                 OF INVESTMENTS


    Hartford reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Separate Account and the Investment Divisions which fund the Group Policies. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of Hartford's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Group Policies, Hartford may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Group Policies. No substitution of securities will take place without notice to and consent of Owners and without prior approval of the SEC to the extent required by the 1940 Act. Subject to Owner approval, if required, Hartford also reserves the right to end the registration under the 1940 Act of the Separate Account or any other separate accounts of which it is the depositor which may fund the Group Policies.



    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither Hartford nor the Funds currently foresee any such disadvantages either to variable life insurance Owners or to variable annuity contract owners, the Board of Directors of the Hartford Funds, the Board of Trustees for the Neuberger & Berman Trust, the Board of Trustees for The Alger American Fund and the Board of Directors for the Merrill Lynch Variable Series Funds, Inc. (each a "Board") intend to monitor events in order to identify any material conflicts between such Owners and to determine what action, if any, should be taken in response thereto. If any Board were to conclude that separate funds should be established for variable annuity and variable life insurance separate accounts, Hartford will bear the attendant expenses.


                                 VOTING RIGHTS


    In accordance with its view of presently applicable law, Hartford will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Owners (or the assignee of the Certificates, as the case may be) having a voting interest in the Separate Account. The number of shares held in the Separate Account which are attributable to each Owner is determined by dividing the Owner's interest in each Investment Division by the net asset value of the applicable shares of the Funds. Hartford will vote shares for which no instructions have been given and shares which are not attributable to Owners (i.e., shares owned by Hartford) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if Hartford's present interpretation should change and, as a result, Hartford determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.


    The voting interests of the Owners (or the assignees) in the Funds will be determined as follows: Owners may cast one vote for each full or fractional Accumulation Unit owned under their respective Certificates and allocated to an Investment Division the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, an Owner has taken a Loan secured by the Certificate, amounts transferred from the Investment Division(s) to the Loan Account(s) in connection with the Loan (see "Certificate Benefits and Rights -- Loans," page 14) will not be considered in determining the voting interests of the Owner. Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.


    Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a

20                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Hartford itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Owners.


                                   OUR RIGHTS

    We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, We will seek approval by Owners.


    Specifically, We reserve the right to; add or remove any Investment Division; create new separate accounts; combine the Separate Account with one or more other separate accounts; operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law; deregister the Separate Account under the 1940 Act; manage the Separate Account under the direction of a committee or discharge such committee at any time; transfer the assets of the Separate Account to one or more other separate accounts; and restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate Account.



    Hartford also reserves the right to change the name of the Separate Account. We have reserved all rights to the name of Hartford or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.


                              STATEMENTS TO OWNERS

    We will send You a statement at least once each Coverage Year, showing:

(a) the current Cash Value, Cash Surrender Value and Face Amount;

(b) the premiums paid, Monthly Deduction Amounts and Loans since the last report;

(c) the amount of any outstanding Debt;

(d) notifications required by the provisions of the Certificate; and

(e) any other information required by the Insurance Department of the State where the Certificate was delivered.

                           LIMIT ON RIGHT TO CONTEST


    Hartford may not contest the validity of the Certificate after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Certificate is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Face Amount as a result of a premium payment is contestable for two years from its effective date. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the Death Benefit payable will be limited to the premiums paid less any outstanding Debt and partial withdrawals.


                         MISSTATEMENT AS TO AGE OR SEX

    If the age or sex of the Insured is incorrectly stated, the amount of all benefits payable will be appropriately adjusted, as specified in the Certificate.

                                   ASSIGNMENT


    The Certificate may be assigned as collateral for a loan or other obligation. Hartford is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.


                                   DIVIDENDS

    No dividends will be paid under the Certificates.

                               EXPERIENCE CREDITS

    The Certificates issued under a Group Policy may be eligible for experience credits due to administrative savings. The amount of any experience credit may be paid in cash or applied to and used to increase the Investment Value.

                             SUPPLEMENTAL BENEFITS

    The following supplemental benefit, which is subject to the restrictions and limitations set forth therein, may be included in a Certificate.

                         MATURITY DATE EXTENSION RIDER

    We will extend the Maturity Date (the date on which the Certificate will mature), to the date of death of the Insured. Certain Death Benefit and premium restrictions apply. See "Federal Tax Considerations -- Income Taxation of Certificate Benefits," page 23.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               21
--------------------------------------------------------------------------------

                        EXECUTIVE OFFICERS AND DIRECTORS


                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Wendell J. Bossen, 63             Vice President, 1995**                 Vice President (1992-Present), Hartford Life and Accident
                                                                           Insurance Company; Vice President (1992-Present),
                                                                           Hartford Life Insurance Company; President
                                                                           (1992-Present), International Corporate Marketing Group,
                                                                           Inc.; Executive Vice President (1984-1992), Mutual
                                                                           Benefit.
Gregory A. Boyko, 45              Senior Vice President,                 Vice President & Controller (1995-1997), Hartford; Senior
                                  Chief Financial Officer &                Vice President, Chief Financial Officer & Treasurer
                                  Treasurer, 1997                          (1997-Present); Vice President & Controller (1995-1997),
                                  Director, 1997*                          Hartford Life and Accident Insurance Company; Director
                                                                           (1997-Present); Senior Vice President, Chief Financial
                                                                           Officer & Treasurer (1997-Present); Vice President and
                                                                           Controller (1995-1997), Hartford Life Insurance Company;
                                                                           Senior Vice President, Chief Financial Officer &
                                                                           Treasurer (1997-Present), Hartford Life, Inc.; Chief
                                                                           Financial Officer (1994-1995), IMG American Life; Senior
                                                                           Vice President (1992-1994), Connecticut Mutual Life
                                                                           Insurance Company.
Peter W. Cummins, 60              Senior Vice President, 1997            Vice President (1993-1997), Hartford; Senior Vice
                                                                           President, (1997-Present); Vice President (1989-1997),
                                                                           Hartford Life and Accident Insurance Company; Senior
                                                                           Vice President (1997-Present); Vice President
                                                                           (1989-1997); Director of Broker Dealer Sales--ILAD
                                                                           (1989-1992), Hartford Life Insurance Company.
Ann M. de Raismes, 46             Senior Vice President, 1997            Vice President (1994-1997), Hartford; Senior Vice
                                  Director of Human Resources,             President (1997-Present); Vice President (1994-1997);
                                  1994                                     Assistant Vice President (1992-1994), Hartford Life and
                                                                           Accident Insurance Company; Senior Vice President
                                                                           (1997-Present); Vice President (1994-1997); Assistant
                                                                           Vice President (1992-1994), Hartford Life Insurance
                                                                           Company; Vice President, Human Resources (1997-Present),
                                                                           Hartford Life, Inc.
James R. Dooley, 60               Vice President, 1993                   Director, Information Services (1973-1997), Hartford Life
                                                                           Insurance Company.
Timothy M. Fitch, 44              Vice President, 1995                   Vice President(1995-Present); Actuary (1994-Present);
                                  Actuary, 1997                            Assistant Vice President (1992-1995), Hartford Life and
                                                                           Accident Insurance Company; Vice President
                                                                           (1995-Present); Actuary (1994-Present); Assistant Vice
                                                                           President (1992-1995), Hartford Life Insurance Company.
J. Richard Garrett, 52            Vice President, 1994                   Treasurer (1994-1997), Hartford; Vice President
                                  Assistant Treasurer, 1997                (1993-Present); Assistant Treasurer (1997-Present);
                                                                           Treasurer (1984-1997), Hartford Life and Accident
                                                                           Insurance Company; Vice President, (1993-Present);
                                                                           Assistant Treasurer (1997-Present); Treasurer
                                                                           (1986-1997), Hartford Life Insurance Company; Vice
                                                                           President (1997-Present), Hartford Life, Inc.
Donald J. Gillette, 51            Vice President, 1997                   Assistant Vice President (1995-1997), Hartford; Assistant
                                                                           Vice President (1995-1997), Hartford Life and Accident
                                                                           Insurance Company; Assistant Vice President
                                                                           (1995-Present), Hartford Life Insurance Company.

22                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Lynda Godkin, 43                  Senior Vice President, 1997            Assistant General Counsel and Secretary (1994-1995),
                                  General Counsel, 1996                    Hartford; Director (1997-Present); Senior Vice President
                                  Corporate Secretary, 1996                (1997-Present); General Counsel (1996-Present);
                                  Director, 1997*                          Corporate Secretary (1995-Present); Associate General
                                                                           Counsel (1995-1996); Assistant General Counsel and
                                                                           Secretary (1994-1995); Counsel (1990-1994), Hartford
                                                                           Life and Accident Company; Senior Vice President
                                                                           (1997-Present); General Counsel (1996-Present);
                                                                           Corporate Secretary (1995-Present); Director
                                                                           (1997-Present); Associate General Counsel (1995-1996);
                                                                           Assistant General Counsel and Secretary (1994-1995);
                                                                           Counsel (1990-1994), Hartford Life Insurance Company;
                                                                           Vice President and General Counsel (1997-Present),
                                                                           Hartford Life, Inc.
Lois W. Grady, 52                 Vice President, 1994                   Vice President (1993-1997); Assistant Vice President
                                                                           (1987-1993), Hartford Life and Accident Insurance
                                                                           Company; Vice President (1993-Present); Assistant Vice
                                                                           President (1987-1993), Hartford Life Insurance Company.
Christopher Graham, 46            Vice President, 1997                   Vice President (1997-Present), Hartford Life Insurance
                                                                           Company.
David A. Hall, 43                 Vice President, 1997                   Senior Vice President (1993-1997); Chief Investment
                                  Actuary, 1993                            Officer (1993), Hartford; Vice President (1997-Present);
                                                                           Actuary (1992-Present); Senior Vice President
                                                                           (1992-1997), Chief Investment Officer (1993); Vice
                                                                           President (1987-1992), Hartford Life and Accident
                                                                           Insurance Company; Vice President (1997-Present);
                                                                           Actuary (1983-Present); Senior Vice President
                                                                           (1992-1997); Chief Investment Officer (1993); Vice
                                                                           President (1989-1992), Hartford Life Insurance Company.
Stephen T. Joyce, 38              Vice President, 1997                   Assistant Vice President (1995-1997), Hartford; Assistant
                                                                           Vice President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company; Vice President (1997-Present);
                                                                           Assistant Vice President (1994-1997), Hartford Life
                                                                           Insurance Company.
Robert A. Kerzner, 45             Vice President, 1997                   Vice President (1994-1997), Hartford Life and Accident
                                                                           Insurance Company; Vice President (1994-Present);
                                                                           Regional Vice President (1991-1994), Hartford Life
                                                                           Insurance Company.
William B. Malchodi, Jr., 47      Vice President, 1994                   Vice President (1994-Present); Director of Taxes
                                  Director of Taxes, 1992                  (1992-Present), Hartford Life and Accident Insurance
                                                                           Company; Vice President (1994-Present); Director of
                                                                           Taxes (1991-Present), Hartford Life Insurance Company.
Thomas M. Marra, 39               Executive Vice President Director,     Senior Vice President (1993-1996); Director of Individual
                                  Individual Life and Annuity              Annuities (1991-1993), Hartford; Director
                                  Division, 1993                           (1994-Present); Executive Vice President (1995-Present);
                                  Director, 1994*                          Director, Individual Life and Annuity Division
                                                                           (1994-Present); Senior Vice President (1994-1995); Vice
                                                                           President (1989-1994); Actuary (1987-1997), Hartford
                                                                           Life Insurance Company; Executive Vice President,
                                                                           Individual Life and Annuities (1997-Present), Hartford
                                                                           Life, Inc.
Steven L. Mattieson, 52           Vice President, 1984                   Director of New Business (1984-1997), Hartford.
C. Michael O'Halloran, 50         Vice President, 1997                   Vice President (1997-Present), Hartford Life Insurance
                                                                           Company; Corporate Secretary (1997-Present), Hartford
                                                                           Life, Inc.; Senior Associate General Counsel
                                                                           (1988-Present), Director of Corporate Law
                                                                           (1994-Present), The Hartford Financial Services Group.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               23
--------------------------------------------------------------------------------


                                         POSITION WITH HARTFORD;             OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
           NAME, AGE                        YEAR OF ELECTION                      FOR PAST FIVE YEARS; OTHER DIRECTORSHIPS
--------------------------------  -------------------------------------  ----------------------------------------------------------
Craig R. Raymond, 36              Senior Vice President, 1997            Vice President (1993-1997); Assistant Vice President
                                  Chief Actuary, 1994                      (1992-1993); Actuary (1989-1994), Hartford; Senior Vice
                                                                           President (1997-Present); Chief Actuary (1994-Present);
                                                                           Vice President (1993-1997); Assistant Vice President
                                                                           (1992-1993); Actuary (1989-1994), Hartford Life
                                                                           Insurance Company; Vice President and Chief Actuary
                                                                           (1997-Present), Hartford Life, Inc.
David T. Schrandt, 49             Vice President, 1987                   Treasurer (1987-1997); Controller (1987-[1997]), Hartford.
Lowndes A. Smith, 58              President, 1989                        Chief Operating Officer (1989-1997), Hartford; President
                                  Chief Executive Officer, 1997            (1989-Present), Chief Executive Officer (1997-Present);
                                  Director, 1985*                          Director (1981-Present); Chief Operating Officer
                                                                           (1989-1997), Hartford Life Insurance Company; Chief
                                                                           Executive Officer and President and Director
                                                                           (1997-Present), Hartford Life, Inc.
Walter C. Welsh, 50               Senior Vice President, 1997            Senior Vice President (1997-Present); Vice President
                                                                           (1995-1997); Assistant Vice President (1993-1995),
                                                                           Hartford Life Insurance Company; Vice President,
                                                                           Government Affairs (1997-Present), Hartford Life, Inc.
David M. Znamierowski, 37         Senior Vice President, 1997            Senior Vice President (1997-Present); Director, Risk
                                                                           Management Strategy (1996-Present); Vice President
                                                                           (1997), Hartford Life Insurance Company; Vice President,
                                                                           Investment Strategy (1997-Present), Hartford Life, Inc.;
                                                                           Vice President, Investment Strategy & Policy, Aetna Life
                                                                           and Casualty.


------------------------


 * Denotes year of election to Board of Directors



** Hartford Affiliated Company



Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.


                              DISTRIBUTION OF THE
                                 GROUP POLICIES


    Hartford intends to sell the Group Policies in all jurisdictions where it is licensed to do business. The Group Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered Broker-Dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and State laws. Each Broker-Dealer is registered with the SEC under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Group Policies. The maximum sales commission payable to Hartford agents, independent registered insurance brokers, and other registered Broker-Dealers is 6% of the premiums paid. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if a Certificate terminates prior to the second Certificate Anniversary.


                          SAFEKEEPING OF THE SEPARATE
                                 ACCOUNT ASSETS


    The assets of the Separate Account are held by Hartford. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford. Hartford maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of Hartford.

24                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           FEDERAL TAX CONSIDERATIONS


                                    GENERAL



    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE POLICY OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE POLICY IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A POLICY DESCRIBED HEREIN.



    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Policies cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford understanding of current Federal income tax laws as they are currently interpreted.



                            TAXATION OF THE COMPANY
                            AND THE SEPARATE ACCOUNT



    The Separate Account is taxed as a part of Hartford which is taxed as a life insurance company under Part 1 of Subchapter L of Chapter 1 of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Investment Divisions) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Certificate Benefits and Provisions -- Values under the Certificate", on page 13). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.



    Hartford does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon these expectations, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for taxes against the Separate Account.



                    INCOME TAXATION OF CERTIFICATE BENEFITS



    For Federal income tax purposes, the Certificates should be treated as life insurance policies under Section 7702 of the Code. The death benefit under a life insurance policy is excluded from the gross income of the Beneficiary. Also, a life insurance policy owner is not taxed on increments in the policy value until the policy is partially or completely surrendered. Section 7702 limits the amount of premiums that may be invested in a policy that is treated as life insurance. Hartford intends to monitor premium levels to assure compliance with the Section 7702 standards.



    During the first fifteen policy years, an "income first" rule generally applies to any distribution of cash that is required under Code Section 7702 because of a reduction in benefits under the Certificate.



    Hartford also believes that any Loan received under a Certificate will be treated as Debt of the Owner, and that no part of any Loan under a Certificate will constitute income to the Owner. A surrender or assignment of the Certificate may have tax consequences depending upon the circumstances. Owners should consult qualified tax advisers concerning the effect of such changes.



    Federal, state, and local estate tax, inheritance, and other tax consequences of ownership or receipt of Certificate proceeds depend on the circumstances of each Owner or Beneficiary.



    The Maturity Date Extension Rider allows an Owner to extend the Maturity Date to the date of the death of the Insured. Although Hartford believes that the Certificate will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, due to the lack of specific guidance on this issue, this result is not certain. If the Certificate is not treated as a life insurance contract for federal income tax purposes after the Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Owner should consult a competent tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.



                          MODIFIED ENDOWMENT CONTRACTS



    Code Section 7702A applies an additional test, the "seven-pay" test, to life insurance contracts. A modified endowment contract is a life insurance policy which satisfies the Section 7702 definition of life insurance but fails the seven-pay test of Section 7702A. A policy fails the seven-pay test if the accumulated amount paid into the Certificate at any time during the first seven Coverage Years exceeds the sum of the net level premiums that would have been paid up to that point if the Certificate provided for paid-up future benefits after the payment of seven level annual premiums. Computational rules for the seven-pay test are described in Section 7702A(c).



    A policy that is classified as a modified endowment contract is eligible for certain aspects of the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               25
--------------------------------------------------------------------------------


are not subject to current taxation. However, withdrawals and loans from a modified endowment policy are treated first as income, then as a recovery of basis. Taxable withdrawals are subject to a 10% additional tax, with certain exceptions. Generally, only distributions and loans made in the first year in which a policy becomes a modified endowment policy, and in subsequent years, are taxable. However, distributions and loans made in the two years prior to a policy's failing the seven-pay test are deemed to be in anticipation of failure and are subject to tax.



    If the Certificate satisfies the seven-pay test for seven years, distributions and loans made thereafter will not be subject to the modified endowment policy rules, unless the Certificate is changed materially. The seven-pay test will be applied anew at any time the Certificate undergoes a material change, which includes an increase in the Face Amount.



    All modified endowment policies that are issued within any calendar year to the same policy owner by one company or its affiliates shall be treated as one modified endowment policy for the purpose of determining the taxable portion of any loan or distribution.



    Hartford has instituted procedures to monitor whether a Certificate may become a modified endowment contract after issue.



                          DIVERSIFICATION REQUIREMENTS



    Section 817 of the Code provides that a variable life insurance policy (other than a pension plan policy) will not be treated as a life insurance policy for any period during which the investments made by the separate account underlying the policy are not adequately diversified in accordance with regulations prescribed by the Treasury. If a policy is not treated as a life insurance policy, the policy owner will be subject to income tax on the annual increases in cash value. The Treasury has issued diversification regulations which, among other things, generally require that no more than 55% of the value of the total assets of the segregated asset account (such as the Funds) underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer. If the diversification standards are not met, non-pension policy owners will be subject to current tax on the increase in cash value in the policy.



    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to need the diversification standards, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or Policy Owner must agree to pay the tax due for the period during which the diversification standards were not met. The amount required to be paid shall be an amount based upon the tax that would have been owed by the policy owner if they were treated as receiving the income on the policy for such period or periods.



                         FEDERAL INCOME TAX WITHHOLDING



    If any amounts are deemed to be current taxable income to the Owner, such amounts will be subject to Federal income tax withholding and reporting, pursuant to Section 3405 of the Internal Revenue Code.



                            OTHER TAX CONSIDERATIONS



    Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Certificate ownership and distributions under federal, state and local law.



                               LEGAL PROCEEDINGS
                                  AND EXPERTS



    There are no pending material legal proceedings affecting the separate Account.



    Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, General Counsel, Hartford Life Insurance Companies, P. O. Box 2999, Hartford, Connecticut 06104-2999.



    The audited financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report on the statutory-basis financial statements of ITT Hartford Life and Annuity Insurance Company which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, not presented in accordance with generally accepted accounting principles. Reference is made to said report on the statutory-basis financial statements of ITT Hartford Life and Annuity Insurance Company (the Depositor), which includes an explanatory paragraph with respect to the change in valuation method in determining aggregate reserves for future benefits in 1994, as discussed in Note 1 to Notes to Statutory

26                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, CT 06103.



    The hypothetical illustrations included in this Prospectus and Registration Statement have been approved by Pauline Gyllenhammer, ASA, MAAA, Actuarial Associate, are included in reliance upon her opinion as to their reasonableness.


                             REGISTRATION STATEMENT


    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Separate Account, Hartford, the Group Policies and the Certificates.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               27
--------------------------------------------------------------------------------

                                   APPENDIX A
                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
                           AND CASH SURRENDER VALUES


    The following tables illustrate how the Death Benefits, Cash Values and Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Cash Values and Cash Surrender Values of a Certificate issued to an Insured of a given age would vary over time if the investment return on the assets held in each Fund were a uniform, gross annual rate of 0%, 6% and 12%. The Death Benefits, Cash Values and Cash Surrender Values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Coverage Years. The tables assume that no Loans are made and that no partial withdrawals have been made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount and that no transfers have been made in any Coverage Years.


    The tables on pages 29 to 40 illustrate a Certificate issued to a Male Insured, Age 45 in the Medical Non-Smoker Class with an Initial Face Amount of $250,000. The Death Benefits, Cash Values and Cash Surrender Values would be lower if the Insured was a smoker or in a special class since the cost of insurance charges would increase.


    The tables reflect the fact that the net return on the assets held in the Investment Divisions is lower than the gross after-tax return of the Funds. This is because these tables assume an investment management fee and other estimated Fund expenses totaling 0.68%. The 0.68% figure is based on an average of the current management fees and expenses of the available Funds, taking into account any applicable expense caps or reimbursement arrangements. Actual fees and expenses of the Funds associated with a Certificate may be more or less than 0.68%, will vary from year to year, and will depend on how the Cash Value is allocated.


    As their headings indicate, the tables reflect the deductions of current contractual charges and guaranteed contractual charges for a single gross interest rate. These charges include the daily charge to the Separate Account for assuming mortality and expense risks and the monthly administrative expense and cost of insurance charges. All tables assume a charge of 2.00% for taxes attributable to premiums, a 1.25% charge for the Federal DAC tax and reflect the fact that no charges against the Separate Account are currently made for federal, state or local taxes attributable to the Policy or Certificate.

    Each table also shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.


    Upon request, Hartford will furnish a comparable illustration based on a proposed Certificate's specific circumstances.

28                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.68% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       12,259      12,259     250,000     11,016      11,016     250,000
         2        30,355       24,275      24,275     250,000     21,853      21,853     250,000
         3        46,680       36,054      36,054     250,000     32,512      32,512     250,000
         4        63,821       47,631      47,631     250,000     43,001      43,001     250,000
         5        81,819       59,025      59,025     250,000     53,318      53,318     250,000
         6       100,717       70,350      70,350     250,000     63,470      63,470     250,000
         7       120,560       81,516      81,516     250,000     73,453      73,453     250,000
         8       126,588       79,974      79,974     250,000     70,957      70,957     250,000
         9       132,917       78,406      78,406     250,000     68,340      68,340     250,000
        10       139,563       76,803      76,803     250,000     65,579      65,579     250,000
        11       146,541       75,249      75,249     250,000     62,658      62,658     250,000
        12       153,868       73,608      73,608     250,000     59,558      59,558     250,000
        13       161,561       71,855      71,855     250,000     56,264      56,264     250,000
        14       169,639       69,978      69,978     250,000     52,756      52,756     250,000
        15       178,121       67,966      67,966     250,000     49,009      49,009     250,000
        16       187,027       65,731      65,731     250,000     44,988      44,988     250,000
        17       196,378       63,354      63,354     250,000     40,648      40,648     250,000
        18       206,197       60,818      60,818     250,000     35,934      35,934     250,000
        19       216,507       58,105      58,105     250,000     30,778      30,778     250,000
        20       227,332       55,194      55,194     250,000     25,110      25,110     250,000
        25       290,140       36,578      36,578     250,000         --          --          --
        30       370,300        6,888       6,888     250,000         --          --          --



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               29
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       13,008      13,008     250,000     11,717      11,717     250,000
         2        30,355       26,536      26,536     250,000     23,947      23,947     250,000
         3        46,680       40,616      40,616     250,000     36,720      36,720     250,000
         4        63,821       55,308      55,308     250,000     50,070      50,070     250,000
         5        81,819       70,661      70,661     250,000     64,030      64,030     250,000
         6       100,717       86,815      86,815     250,000     78,639      78,639     250,000
         7       120,560      103,725     103,725     250,000     93,933      93,933     250,000
         8       126,588      108,118     108,118     250,000     96,905      96,905     250,000
         9       132,917      112,691     112,691     250,000     99,922      99,922     250,000
        10       139,563      117,446     117,446     251,533    102,977     102,977     250,000
        11       146,541      122,547     122,547     255,298    106,067     106,067     250,000
        12       153,868      127,819     127,819     259,172    109,188     109,188     250,000
        13       161,561      133,256     133,256     263,091    112,342     112,342     250,000
        14       169,639      138,860     138,860     267,054    115,529     115,529     250,000
        15       178,121      144,635     144,635     271,063    118,746     118,746     250,000
        16       187,027      150,535     150,535     275,041    121,986     121,986     250,000
        17       196,378      156,630     156,630     279,108    125,238     125,238     250,000
        18       206,197      162,923     162,923     283,292    128,488     128,488     250,000
        19       216,507      169,421     169,421     287,615    131,720     131,720     250,000
        20       227,332      176,128     176,128     292,090    134,919     134,919     250,000
        25       290,140      212,904     212,904     316,757    150,080     150,080     250,000
        30       370,300      255,447     255,447     345,882    162,014     162,014     250,000



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

30                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       13,756      13,756     250,000     12,418      12,418     250,000
         2        30,355       28,887      28,887     250,000     26,127      26,127     250,000
         3        46,680       45,547      45,547     250,000     41,275      41,275     250,000
         4        63,821       63,939      63,939     250,000     58,031      58,031     250,000
         5        81,819       84,272      84,272     250,000     76,582      76,582     250,000
         6       100,717      106,859     106,859     255,453     97,144      97,144     250,000
         7       120,560      131,760     131,760     305,905    119,796     119,796     278,287
         8       126,588      145,205     145,205     327,529    131,002     131,002     295,665
         9       132,917      160,006     160,006     350,789    143,208     143,208     314,154
        10       139,563      176,289     176,289     375,816    156,493     156,493     333,825
        11       146,541      194,458     194,458     403,243    170,944     170,944     354,753
        12       153,868      214,419     214,419     432,763    186,656     186,656     377,017
        13       161,561      236,320     236,320     464,424    203,740     203,740     400,702
        14       169,639      260,339     260,339     498,376    222,311     222,311     425,899
        15       178,121      286,674     286,674     534,785    242,492     242,492     452,702
        16       187,027      315,431     315,431     573,665    264,407     264,407     481,214
        17       196,378      346,972     346,972     615,443    288,186     288,186     511,544
        18       206,197      381,555     381,555     660,394    313,961     313,961     543,807
        19       216,507      419,465     419,465     708,817    341,864     341,864     578,126
        20       227,332      461,011     461,011     761,017    372,041     372,041     614,633
        25       290,140      735,916     735,916   1,089,846    563,467     563,467     835,186
        30       370,300    1,165,940   1,165,940   1,571,440    841,748     841,748   1,135,656



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               31
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.68% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       12,248      12,248     262,280     10,964      10,964     261,071
         2        30,355       24,233      24,233     274,287     21,691      21,691     271,817
         3        46,680       35,950      35,950     286,026     32,176      32,176     282,323
         4        63,821       47,431      47,431     297,526     42,419      42,419     292,586
         5        81,819       58,690      58,690     308,804     52,410      52,410     302,597
         6       100,717       69,876      69,876     319,996     62,144      62,144     312,353
         7       120,560       80,869      80,869     331,004     71,603      71,603     321,834
         8       126,588       79,141      79,141     329,279     68,561      68,561     318,803
         9       132,917       77,376      77,376     327,517     65,373      65,373     315,627
        10       139,563       75,558      75,558     325,704     62,015      62,015     312,283
        11       146,541       73,759      73,759     323,903     58,475      58,475     308,758
        12       153,868       71,841      71,841     321,995     54,734      54,734     305,033
        13       161,561       69,768      69,768     319,934     50,784      50,784     301,101
        14       169,639       67,530      67,530     317,710     46,612      46,612     296,948
        15       178,121       65,116      65,116     315,311     42,199      42,199     292,555
        16       187,027       62,412      62,412     312,631     37,516      37,516     287,894
        17       196,378       59,536      59,536     309,769     32,528      32,528     282,931
        18       206,197       56,472      56,472     306,721     27,190      27,190     277,622
        19       216,507       53,206      53,206     303,472     21,452      21,452     271,917
        20       227,332       49,717      49,717     300,001     15,264      15,264     265,766
        25       290,140       28,031      28,031     278,440         --          --          --
        30       370,300           --          --          --         --          --          --



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

32                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       12,996      12,996     262,965     11,661      11,661     261,712
         2        30,355       26,490      26,490     276,417     23,768      23,768     273,781
         3        46,680       40,497      40,497     290,380     36,335      36,335     286,308
         4        63,821       55,070      55,070     304,905     49,376      49,376     299,309
         5        81,819       70,247      70,247     320,031     62,902      62,902     312,794
         6       100,717       86,207      86,207     335,924     76,927      76,927     326,777
         7       120,560      102,859     102,859     352,517     91,452      91,452     341,259
         8       126,588      106,951     106,951     356,598     93,532      93,532     343,345
         9       132,917      111,170     111,170     360,806     95,516      95,516     345,338
        10       139,563      115,507     115,507     365,133     97,374      97,374     347,206
        11       146,541      120,106     120,106     369,709     99,083      99,083     348,928
        12       153,868      124,779     124,779     374,376    100,617     100,617     350,476
        13       161,561      129,495     129,495     379,088    101,956     101,956     351,832
        14       169,639      134,241     134,241     383,832    103,074     103,074     352,969
        15       178,121      139,007     139,007     388,596    103,938     103,938     353,854
        16       187,027      143,672     143,672     393,270    104,504     104,504     354,445
        17       196,378      148,352     148,352     397,948    104,717     104,717     354,689
        18       206,197      153,027     153,027     402,624    104,513     104,513     354,520
        19       216,507      157,681     157,681     407,280    103,813     103,813     353,862
        20       227,332      162,289     162,289     411,892    102,539     102,539     352,637
        25       290,140      183,486     183,486     433,152     84,839      84,839     335,282
        30       370,300      197,273     197,273     447,114     37,237      37,237     288,338



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               33
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $14,102 PREMIUM PAID FOR 7 YEARS



  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1        14,807       13,744      13,744     263,647     12,359      12,359     262,351
         2        30,355       28,836      28,836     278,622     25,931      25,931     275,816
         3        46,680       45,413      45,413     295,069     40,835      40,835     290,604
         4        63,821       63,659      63,659     313,170     57,208      57,208     306,850
         5        81,819       83,766      83,766     333,114     75,193      75,193     324,694
         6       100,717      106,085     106,085     355,240     94,952      94,952     344,298
         7       120,560      130,720     130,720     379,674    116,650     116,650     365,827
         8       126,588      143,877     143,877     392,724    126,787     126,787     375,893
         9       132,917      158,363     158,363     407,094    137,800     137,800     386,829
        10       139,563      174,304     174,304     422,909    149,755     149,755     398,702
        11       146,541      192,100     192,100     440,541    162,737     162,737     411,594
        12       153,868      211,662     211,662     459,949    176,832     176,832     425,593
        13       161,561      233,142     233,142     481,262    192,149     192,149     440,802
        14       169,639      256,734     256,734     504,670    208,797     208,797     457,334
        15       178,121      282,651     282,651     530,384    226,896     226,896     475,307
        16       187,027      311,001     311,001     565,607    246,566     246,566     494,840
        17       196,378      342,097     342,097     606,797    267,933     267,933     516,059
        18       206,197      376,193     376,193     651,115    291,126     291,126     539,093
        19       216,507      413,571     413,571     698,856    316,279     316,279     564,075
        20       227,332      454,531     454,531     750,321    343,543     343,543     591,155
        25       290,140      725,567     725,567   1,074,520    518,335     518,335     768,291
        30       370,300    1,149,539   1,149,539   1,549,335    774,268     774,268   1,044,614



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.68% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,058       5,058     250,000      3,969       3,969     250,000
         2        12,915        9,955       9,955     250,000      7,814       7,814     250,000
         3        19,861       14,691      14,691     250,000     11,532      11,532     250,000
         4        27,154       19,298      19,298     250,000     15,123      15,123     250,000
         5        34,812       23,790      23,790     250,000     18,578      18,578     250,000
         6        42,853       28,300      28,300     250,000     21,896      21,896     250,000
         7        51,296       32,720      32,720     250,000     25,060      25,060     250,000
         8        60,161       37,167      37,167     250,000     28,178      28,178     250,000
         9        69,469       41,514      41,514     250,000     31,117      31,117     250,000
        10        79,242       45,755      45,755     250,000     33,858      33,858     250,000
        11        89,504       49,933      49,933     250,000     36,396      36,396     250,000
        12       100,279       53,967      53,967     250,000     38,718      38,718     250,000
        13       111,593       57,833      57,833     250,000     40,821      40,821     250,000
        14       123,473       61,530      61,530     250,000     42,694      42,694     250,000
        15       135,947       65,054      65,054     250,000     44,326      44,326     250,000
        16       149,044       68,328      68,328     250,000     45,691      45,691     250,000
        17       162,796       71,444      71,444     250,000     46,763      46,763     250,000
        18       177,236       74,394      74,394     250,000     47,504      47,504     250,000
        19       192,398       77,172      77,172     250,000     47,869      47,869     250,000
        20       208,318       79,768      79,768     250,000     47,813      47,813     250,000
        25       300,684       89,559      89,559     250,000     39,595      39,595     250,000
        30       418,569       92,205      92,205     250,000      9,395       9,395     250,000



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               35
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,371       5,371     250,000      4,244       4,244     250,000
         2        12,915       10,895      10,895     250,000      8,613       8,613     250,000
         3        19,861       16,578      16,578     250,000     13,110      13,110     250,000
         4        27,154       22,458      22,458     250,000     17,740      17,740     250,000
         5        34,812       28,559      28,559     250,000     22,503      22,503     250,000
         6        42,853       35,026      35,026     250,000     27,403      27,403     250,000
         7        51,296       41,767      41,767     250,000     32,433      32,433     250,000
         8        60,161       48,920      48,920     250,000     37,716      37,716     250,000
         9        69,469       56,374      56,374     250,000     43,129      43,129     250,000
        10        79,242       64,136      64,136     250,000     48,665      48,665     250,000
        11        89,504       72,305      72,305     250,000     54,329      54,329     250,000
        12       100,279       80,795      80,795     250,000     60,123      60,123     250,000
        13       111,593       89,609      89,609     250,000     66,058      66,058     250,000
        14       123,473       98,770      98,770     250,000     72,144      72,144     250,000
        15       135,947      108,302     108,302     250,000     78,388      78,388     250,000
        16       149,044      118,178     118,178     250,000     84,792      84,792     250,000
        17       162,796      128,502     128,502     250,000     91,360      91,360     250,000
        18       177,236      139,308     139,308     250,000     98,090      98,090     250,000
        19       192,398      150,598     150,598     255,659    104,984     104,984     250,000
        20       208,318      162,293     162,293     269,146    112,049     112,049     250,000
        25       300,684      227,135     227,135     337,929    150,808     150,808     250,000
        30       418,569      303,379     303,379     410,783    198,016     198,016     268,393



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           LEVEL DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,684       5,684     250,000      4,519       4,519     250,000
         2        12,915       11,873      11,873     250,000      9,446       9,446     250,000
         3        19,861       18,619      18,619     250,000     14,822      14,822     250,000
         4        27,154       26,015      26,015     250,000     20,697      20,697     250,000
         5        34,812       34,146      34,146     250,000     27,120      27,120     250,000
         6        42,853       43,229      43,229     250,000     34,154      34,154     250,000
         7        51,296       53,255      53,255     250,000     41,854      41,854     250,000
         8        60,161       64,462      64,462     250,000     50,426      50,426     250,000
         9        69,469       76,839      76,839     250,000     59,827      59,827     250,000
        10        79,242       90,513      90,513     250,000     70,152      70,152     250,000
        11        89,504      105,766     105,766     250,000     81,513      81,513     250,000
        12       100,279      122,638     122,638     250,000     94,043      94,043     250,000
        13       111,593      141,223     141,223     277,536    107,899     107,899     250,000
        14       123,473      161,633     161,633     309,420    123,262     123,262     250,000
        15       135,947      184,040     184,040     343,322    140,267     140,267     261,861
        16       149,044      208,553     208,553     379,290    158,765     158,765     288,949
        17       162,796      235,459     235,459     417,646    178,865     178,865     317,494
        18       177,236      264,978     264,978     458,623    200,683     200,683     347,601
        19       192,398      297,356     297,356     502,475    224,340     224,340     379,381
        20       208,318      332,856     332,856     549,464    249,962     249,962     412,951
        25       300,684      568,086     568,086     841,300    413,103     413,103     612,313
        30       418,569      936,626     936,626   1,262,373    651,376     651,376     878,813



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               37
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0.00% (-0.68% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,053       5,053     255,077      3,948       3,948     254,047
         2        12,915        9,938       9,938     259,975      7,752       7,752     257,863
         3        19,861       14,649      14,649     264,701     11,407      11,407     261,530
         4        27,154       19,216      19,216     269,280     14,909      14,909     265,045
         5        34,812       23,653      23,653     273,728     18,247      18,247     268,397
         6        42,853       28,107      28,107     278,181     21,417      21,417     271,581
         7        51,296       32,457      32,457     282,539     24,398      24,398     274,578
         8        60,161       36,817      36,817     286,908     27,294      27,294     277,491
         9        69,469       41,058      41,058     291,159     29,965      29,965     280,180
        10        79,242       45,168      45,168     295,280     32,389      32,389     282,624
        11        89,504       49,181      49,181     299,301     34,553      34,553     284,810
        12       100,279       53,006      53,006     303,142     36,442      36,442     286,721
        13       111,593       56,609      56,609     306,763     38,048      38,048     288,351
        14       123,473       59,981      59,981     310,154     39,357      39,357     289,685
        15       135,947       63,111      63,111     313,304     40,354      40,354     290,708
        16       149,044       65,886      65,886     316,108     41,009      41,009     291,391
        17       162,796       68,425      68,425     318,667     41,289      41,289     291,702
        18       177,236       70,712      70,712     320,975     41,150      41,150     291,598
        19       192,398       72,734      72,734     323,019     40,542      40,542     291,028
        20       208,318       74,471      74,471     324,780     39,417      39,417     289,946
        25       300,684       78,016      78,016     328,475     24,684      24,684     275,475
        30       418,569       70,048      70,048     320,727         --          --          --



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



   ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6.00% (5.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,366       5,366     255,364      4,222       4,222     254,301
         2        12,915       10,876      10,876     260,862      8,545       8,545     258,615
         3        19,861       16,529      16,529     266,503     12,965      12,965     263,027
         4        27,154       22,360      22,360     272,319     17,483      17,483     267,537
         5        34,812       28,390      28,390     278,331     22,090      22,090     272,136
         6        42,853       34,778      34,778     284,689     26,782      26,782     276,821
         7        51,296       41,415      41,415     291,305     31,541      31,541     281,574
         8        60,161       48,433      48,433     298,300     36,476      36,476     286,504
         9        69,469       55,714      55,714     305,559     41,447      41,447     291,472
        10        79,242       63,254      63,254     313,077     46,430      46,430     296,454
        11        89,504       71,131      71,131     320,926     51,410      51,410     301,434
        12       100,279       79,241      79,241     329,015     56,366      56,366     306,392
        13       111,593       87,557      87,557     337,314     61,286      61,286     311,315
        14       123,473       96,076      96,076     345,816     66,150      66,150     316,184
        15       135,947      104,796     104,796     354,518     70,935      70,935     320,976
        16       149,044      113,605     113,605     363,320     75,603      75,603     325,654
        17       162,796      122,627     122,627     372,324     80,110      80,110     330,175
        18       177,236      131,853     131,853     381,532     84,398      84,398     334,481
        19       192,398      141,276     141,276     390,939     88,399      88,399     338,506
        20       208,318      150,882     150,882     400,529     92,044      92,044     342,182
        25       300,684      200,903     200,903     450,501    102,588     102,588     352,964
        30       418,569      251,137     251,137     500,767     90,447      90,447     341,347



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               39
--------------------------------------------------------------------------------


                        INCREASING DEATH BENEFIT OPTION
                      ISSUE AGE 45 MALE MEDICAL NON-SMOKER
                        $6,000 PREMIUM PAID FOR 30 YEARS



  ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12.00% (11.32% NET)



               PREMIUMS             CURRENT CHARGES*                 GUARANTEED CHARGES**
              ACCUMULATED   ---------------------------------  ---------------------------------
                 AT 5%                    CASH                               CASH
  END OF     INTEREST PER     CASH      SURRENDER     DEATH      CASH      SURRENDER     DEATH
POLICY YEAR      YEAR         VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------
         1         6,300        5,679       5,679     255,650      4,496       4,496     254,553
         2        12,915       11,852      11,852     261,780      9,371       9,371     259,395
         3        19,861       18,564      18,564     268,444     14,656      14,656     264,645
         4        27,154       25,900      25,900     275,726     20,391      20,391     270,340
         5        34,812       33,939      33,939     283,704     26,610      26,610     276,517
         6        42,853       42,912      42,912     292,595     33,355      33,355     283,216
         7        51,296       52,786      52,786     302,391     40,659      40,659     290,472
         8        60,161       63,787      63,787     313,304     48,696      48,696     298,455
         9        69,469       75,889      75,889     325,309     57,385      57,385     307,087
        10        79,242       89,193      89,193     338,509     66,771      66,771     316,412
        11        89,504      103,940     103,940     353,129     76,910      76,910     326,485
        12       100,279      120,124     120,124     369,188     87,861      87,861     337,365
        13       111,593      137,863     137,863     386,791     99,699      99,699     349,126
        14       123,473      157,311     157,311     406,090    112,500     112,500     361,843
        15       135,947      178,637     178,637     427,253    126,344     126,344     375,596
        16       149,044      201,922     201,922     450,366    141,306     141,306     390,461
        17       162,796      227,498     227,498     475,742    157,466     157,466     406,516
        18       177,236      255,593     255,593     503,617    174,899     174,899     423,838
        19       192,398      286,459     286,459     534,242    193,681     193,681     442,502
        20       208,318      320,373     320,373     567,890    213,897     213,897     462,593
        25       300,684      546,986     546,986     810,052    340,535     340,535     588,448
        30       418,569      903,186     903,186   1,217,303    521,247     521,247     768,123



   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.

      THE DEATH BENEFIT MAY, AND THE CASH VALUE AND CASH SURRENDER VALUE WILL
      DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.



    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL CONTRACT YEARS. THE DEATH BENEFIT, ACCOUNT VALUE, AND CASH SURRENDER VALUE FOR A CONTRACT WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE CONTRACT AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION
                                    ITEM 1.
                              FINANCIAL STATEMENTS

    The following unaudited financial statements, reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company ("the Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of these future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see Note 1 to Consolidated Financial Statements in the 1996 Form 10-K. The Company is an indirect subsidiary of Hartford Life, Inc. ("HLI"). Accordingly, the financial statements presented below are a partial disclosure of HLI's financials. For a full disclosure of HLI's operations, refer to the HLI 10Q, as filed with the Securities and Exchange Commission as of June 30, 1997.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              41
--------------------------------------------------------------------------------

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER       SIX MONTHS
                                                         ENDED           ENDED
                                                       JUNE 30,        JUNE 30,
                                                      -----------   ---------------
                                                      1997   1996    1997     1996
                                                      ----   ----   ------   ------
                                                      (UNAUDITED)     (UNAUDITED)
 Revenues
   Premiums and other considerations...............   $323   $299   $  633   $  943
   Net investment income...........................    322    318      659      651
   Net realized capital gains (losses).............      0     (1)       4       (1)
                                                      ----   ----   ------   ------
     Total Revenues................................    645    616    1,296    1,593
                                                      ----   ----   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    310    392      652      788
   Amortization of deferred policy acquisition
    costs..........................................     91     63      172      129
   Dividends to policyholders......................     18     61       72      347
   Other insurance expenses........................    117     34      190      198
                                                      ----   ----   ------   ------
     Total Benefits, Claims and Expenses...........    536    550    1,086    1,462
                                                      ----   ----   ------   ------
   Income before income tax expense................    109     66      210      131
   Income tax expense..............................     35     23       73       45
                                                      ----   ----   ------   ------
 Net income........................................   $ 74   $ 43   $  137   $   86
                                                      ----   ----   ------   ------
                                                      ----   ----   ------   ------

42                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS EXCEPT SHARE DATA)

                                                       JUNE 30,      DECEMBER 31,
                                                         1997            1996
                                                      -----------    ------------
                                                      (UNAUDITED)
 Assets
   Investments:
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,797 and $13,579).....     $13,844        $13,624
   Equity securities, available for sale, at fair
    value..........................................         137            119
   Mortgage loans, at outstanding balance..........          --              2
   Policy loans, at outstanding balance............       3,754          3,836
   Other investments, at cost......................          50             54
                                                      -----------    ------------
     Total investments.............................      17,785         17,635
   Cash............................................          77             43
   Premiums and amounts receivable.................          58            137
   Reinsurance recoverable.........................       6,362          6,259
   Accrued investment income.......................          35            407
   Deferred policy acquisition costs...............       2,989          2,760
   Deferred income tax.............................         466            474
   Other assets....................................         308            357
   Separate account assets.........................      58,970         49,690
                                                      -----------    ------------
     Total assets..................................     $87,374        $77,762
                                                      -----------    ------------
                                                      -----------    ------------
 Liabilities and Stockholders' Equity
   Future policy benefits..........................     $ 2,889        $ 2,474
   Other policyholder funds........................      21,279         22,134
   Other liabilities...............................       2,204          1,572
   Separate account liabilities....................      58,970         49,690
                                                      -----------    ------------
     Total liabilities.............................      85,342         75,870
                                                      -----------    ------------
   Common stock -- authorized 1,000 shares, $5,690
    par value, issued and outstanding 1,000
    shares.........................................           6              6
   Additional paid-in capital......................       1,045          1,045
   Unrealized gain on investments, net of tax......          33             30
   Retained earnings...............................         948            811
                                                      -----------    ------------
     Total stockholders' equity....................       2,032          1,892
                                                      -----------    ------------
   Total liabilities and stockholders' equity......     $87,374        $77,762
                                                      -----------    ------------
                                                      -----------    ------------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              43
--------------------------------------------------------------------------------

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                 SIX MONTHS
                                               ENDED JUNE 30,
                                            --------------------
                                              1997        1996
                                            --------    --------
                                                (UNAUDITED)
 Operating Activities:
   Net income............................   $    137    $     86
   Adjustments to net income:
   Net realized capital (gains) losses on
    sale of investments..................         (4)          1
   Net increase in deferred policy
    acquisition costs....................       (229)       (300)
   Net amortization of premium on fixed
    maturities...........................          0           7
   Decrease (increase) in deferred income
    tax benefit..........................          9         (88)
   Decrease in premiums and amounts
    receivable...........................         92          20
   Decrease in other assets..............         50          26
   Increase in reinsurance recoverable...       (251)       (264)
   Increase in liability for future
    policy benefits......................        415         304
   Increase in other liabilities.........        146         150
   Decrease (increase) in accrued
    investment income....................         48          (5)
                                            --------    --------
     Cash provided by (used for)
      operating activities...............        413         (63)
                                            --------    --------
 Investing Activities:
   Purchases of fixed maturities
    investments..........................     (3,801)     (2,717)
   Sales of fixed maturities
    investments..........................      2,274       1,348
   Maturities and principal paydowns of
    fixed maturities investments.........      1,343       1,469
   Net sales (purchases) of other
    investments..........................        110        (120)
   Net sales of short-term investments...        138         232
                                            --------    --------
     Cash provided by investing
      activities.........................         64         212
                                            --------    --------
 Financing Activities:
   Net disbursements for investment and
    universal life-type contracts charged
    from policyholder accounts...........       (443)       (187)
   Capital contribution..................         --          38
                                            --------    --------
     Cash used for financing
      activities.........................       (443)       (149)
                                            --------    --------
   Net increase in cash..................         34           0
   Cash at beginning of period...........         43          46
                                            --------    --------
 Cash at end of period...................   $     77    $     46
                                            --------    --------
                                            --------    --------

44                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                    ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS
                            OF RESULTS OF OPERATIONS
                                 (IN MILLIONS)
              QUARTER AND SIX MONTHS ENDED JUNE 30, 1997 AND 1996

SEGMENT RESULTS

                                        QUARTER ENDED         SIX MONTHS ENDED
                                           JUNE 30,               JUNE 30,
                                    ----------------------  --------------------
                                       1997        1996       1997       1996
                                       -----     ---------  ---------  ---------
Annuity...........................   $      49   $      37  $      92  $      70
Individual Life Insurance.........          12          10         23         19
Employee Benefits.................           9           6         15         14
Guaranteed Investment Contracts...          --         (15)        --        (30)
Corporate Operation...............           4           5          7         13
                                           ---   ---------  ---------  ---------
Net Income........................   $      74   $      43  $     137  $      86
                                           ---   ---------  ---------  ---------
                                           ---   ---------  ---------  ---------

    Net income increased $31, or 72%, and $51, or 59%, for the second quarter and six months ended June 30, 1997, respectively, over prior year. This increase is reflective of continued, solid growth in both the Annuity and Individual Life Insurance segments. Net income in the Annuity segment increased due to higher fee income on growing account values as well as strong new business sales. Net income in the Individual Life Insurance segment increased due to cost of insurance charges and other fee income on a growing block of life insurance in-force, as well as favorable mortality results. Guaranteed Investment Contracts reported no net income in the second quarter of 1997 consistent with management's expectations that net income subsequent to 1996 will be immaterial.

ANNUITY

                                     QUARTER ENDED        SIX MONTHS ENDED
                                        JUNE 30,              JUNE 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     308  $     232  $     588  $     466
Expenses........................        259        195        496        396
                                  ---------  ---------  ---------  ---------
Net Income......................  $      49  $      37  $      92  $      70
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    Revenues, which are primarily comprised of investment income and management and maintenance fees, grew $76, or 33%, to $308 in the second quarter of 1997 and $122, or 26%, to $588 for the six months ended June 30, 1997. This growth resulted from an increase in the average account value, primarily driven by individual variable annuities, of $14.2 billion, or 35%, to $55.2 billion as of June 30, 1997 from $41.0 billion as of June 30, 1996. This is a result of approximately $10 billion in new sales of individual annuities over the last twelve months and market appreciation. Additionally, new individual annuity sales were approximately $2.5 billion and $5.1 billion for the second quarter and six months ended June 30, 1997, respectively, similar to sales of $2.7 billion and $4.9 billion, respectively, for the same periods of 1996. Growth in the assets under management by this segment also resulted in increased expenses related to other insurance expenses, amortization of deferred policy acquisition costs and taxes. Expenses increased $64, or 33%, to $259 in the second quarter of 1997 and $100, or 25%, to $496 for the six months ended June 30, 1997. Net income increased $12, or 32%, to $49 in the second quarter of 1997 and $22, or 31%, to $92 for the six months ended June 30, 1997.

INDIVIDUAL LIFE INSURANCE

                                     QUARTER ENDED        SIX MONTHS ENDED
                                        JUNE 30,              JUNE 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     125  $     101  $     236  $     216
Expenses........................        113         91        213        197
                                  ---------  ---------  ---------  ---------
Net Income......................  $      12  $      10  $      23  $      19
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    Revenues increased $24, or 24%, to $125 in the second quarter of 1997 and $20, or 9%, to $236 for the six months ended June 30, 1997. In the first quarter of 1996, a block of business was assumed from Investors Equity which increased revenues by $9. Excluding this transaction, year to date revenues increased $29, or 14% over prior year. This growth was driven by increased cost of insurance charges and other fee income earned on this growing block of business. Life insurance in-force grew approximately $3.3 billion, or 6%, as of June 30, 1997 over the prior period, primarily due to sales of variable life products. Expenses in this segment increased $22, or 24%, to $113 and $16, or 8%, in the second quarter of 1997 and for the six months ended June 30, 1997, respectively, over the same period last year, consistent with a growing block of business. As a result, net income increased $2, or 20%, to $12 in the second quarter of 1997 and $4, or 21%, to $23 for the six months ended June 30, 1997.

EMPLOYEE BENEFITS

                                     QUARTER ENDED        SIX MONTHS ENDED
                                        JUNE 30,              JUNE 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $     142  $     210  $     321  $     753
Expenses........................        133        204        306        739
                                  ---------  ---------  ---------  ---------
Net Income......................  $       9  $       6  $      15  $      14
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              45
--------------------------------------------------------------------------------

    Revenues declined $68, or 32%, to $142 in the second quarter of 1997 and $432, or 57%, for the six months ended June 30, 1997 over the same period last year. This decline is mainly related to the passage of the Health Insurance Portability and Accountability Act of 1996, which effectively eliminated all future sales of leveraged COLI. Expenses declined $71, or 35%, in the second quarter of 1997 and $433, or 59%, for the six months ended June 30, 1997, over the same period last year. Significant declines in benefits, claims and claim adjustment expenses and policyholder dividends are the result of the decline of the block of COLI business. As a result, net income increased $3, or 50%, in the second quarter of 1997 and $1, or 7%, for the six months ended June 30, 1997.

GUARANTEED INVESTMENT CONTRACTS

                                     QUARTER ENDED        SIX MONTHS ENDED
                                        JUNE 30,              JUNE 30,
                                  --------------------  --------------------
                                    1997       1996       1997       1996
                                  ---------  ---------  ---------  ---------
Revenues........................  $      62  $      67  $     134  $     140
Expenses........................         62         82        134        170
                                  ---------  ---------  ---------  ---------
Net Income......................  $      --  $     (15) $      --  $     (30)
                                  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------

    This segment had no net income for the three and six months ended June 30, 1997, as compared to losses of $15 and $30 for the same periods last year. These results are consistent with management's expectations that net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC due to actions taken in the third quarter of 1996.

46                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

HARTFORD LIFE INC. INITIAL PUBLIC OFFERING

    On February 10, 1997, HLI, an indirect parent of the Company, filed a registration statement with the Securities and Exchange Commission, as amended, relating to an Initial Public Offering ("IPO") of up to 20% of HLI's Class A common stock. Pursuant to the IPO on May 22, 1997, HLI sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to HLI's promissory notes outstanding and the line of credit discussed in the note below with the remaining $160 contributed to HLI's insurance subsidiaries to be used for working capital and other general corporate purposes.

    The 26 million shares sold from the IPO represent approximately 18.6% of the equity ownership in HLI and approximately 4.4% of the combined voting power of HLI's Class A and Class B Common Stock. The Hartford Financial Services Group, Inc. ("The Hartford"), an indirect parent of HLI, owns all of the 114 million outstanding shares of Class B Common Stock of HLI, representing 81.4% of the equity ownership in HLI and approximately 95.6% of the combined voting power of HLI's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the HLI stockholders.

HARTFORD LIFE INC. DEBT OFFERING

    On February 7, 1997, HLI declared a dividend of $1,184 payable to its direct parent, Hartford Accident and Indemnity Company ("HA&I"). As a result, HLI borrowed $1,084 on February 18, 1997, pursuant to a $1,300 line of credit, with interest payable at the two-month Eurodollar rate plus 15 basis points, which, together with a promissory note in the amount of $100, was paid as a dividend to HA&I on February 20, 1997. Of the $1,184 dividend, $893 constituted a repayment of the portion of HLI's third party indebtedness internally allocated, for financial reporting purposes, to HLI's insurance subsidiaries (the "Allocated Advances"). In addition, on April 4, 1997, HLI declared and paid a dividend of $25 to its parent in the form of a promissory note. Subsequently, $12 of this note was forgiven in the form of a capital contribution from HA&I.

    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock. On June 17, 1997, HLI issued $650 of unsecured redeemable long-term debt in the form of notes and debentures. Of this amount, $200 was in the form of 6.90% notes due June 15, 2004, $200 of 7.10% notes due June 15, 2007, and $250 of 7.65% debentures due June 15, 2027. Interest on each of the notes and debentures is payable semi-annually on June 15 and December 15, of each year, commencing December 15, 1997. HLI also issued $50 of short-term debt in the form of commercial paper. Of the proceeds from this issuance, $670 was used to retire the remaining balance on the $1,300 line of credit with the remainder being used for working capital and other general corporate purposes. Subsequently, HLI reduced the capacity of the line of credit from $1,300 to $250, which will be primarily used to support the commercial paper program.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               47
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of ITT Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory-basis balance sheets of ITT Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1996 and 1995, and the related statutory-basis statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory-basis financial statements. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with statutory accounting practices as described in Note 1.

As discussed in Note 1 of notes to statutory financial statements, during 1994, the Company changed its valuation method in determining aggregate reserves for future benefits.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 10, 1997

48                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                      STATUTORY BASIS STATEMENTS OF INCOME

                                                                                                      FOR THE YEARS ENDED
                                                                                                          DECEMBER 31,
                                                                                              ------------------------------------
                                                                                                 1996         1995         1994
                                                                                              ----------   ----------   ----------
                                                                                                             ($000)
Revenues
  Premiums and Annuity Considerations......................................................   $  250,244   $  165,792   $  442,173
  Annuity and Other Fund Deposits..........................................................    1,897,347    1,087,661      608,685
  Net Investment Income....................................................................       98,441       78,787       29,012
  Commissions and Expense Allowances on Reinsurance Ceded..................................      370,637      183,380      154,527
  Reserve Adjustment on Reinsurance Ceded..................................................    3,864,395    1,879,785    1,266,926
  Other Revenues...........................................................................      161,906      140,796       41,857
                                                                                              ----------   ----------   ----------
    Total Revenues.........................................................................    6,642,970    3,536,201    2,543,180
                                                                                              ----------   ----------   ----------
Benefits and Expenses
  Death and Annuity Benefits...............................................................       60,111       53,029        7,948
  Surrenders and Other Benefit Payments....................................................      276,720      221,392      181,749
  Commissions and Other Expenses...........................................................      491,720      236,202      186,303
  Increase in Reserves for Future Benefits.................................................       27,351       94,253      416,748
  Increase in Liability for Prremium and Other Deposit Funds...............................      207,156      460,124      182,934
  Net Transfers to Separate Accounts.......................................................    5,492,964    2,414,669    1,541,419
                                                                                              ----------   ----------   ----------
    Total Benefits and Expenses............................................................    6,556,022    3,479,669    2,517,101
                                                                                              ----------   ----------   ----------
Net Gain from Operations Before Federal Income Tax Expense.................................       86,948       56,532       26,079
  Federal Income Tax Expense...............................................................       19,360       14,048       24,038
                                                                                              ----------   ----------   ----------
Net Gain from Operations...................................................................       67,588       42,484        2,041
  Net Realized Capital Gains (Losses)......................................................          407          374           (2)
                                                                                              ----------   ----------   ----------
Net Income.................................................................................   $   67,995   $   42,858   $    2,039
                                                                                              ----------   ----------   ----------
                                                                                              ----------   ----------   ----------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               49
--------------------------------------------------------------------------------

                         STATUTORY BASIS BALANCE SHEETS

                                                         AS OF DECEMBER 31,
                                                      ------------------------
                                                         1996          1995
                                                      -----------   ----------
                                                               ($000)
 Assets
   Bonds...........................................   $ 1,268,480   $1,226,489
   Common Stocks...................................        44,996       39,776
   Policy Loans....................................        28,853       22,521
   Cash and Short-Term Investments.................       176,830      173,304
   Other Invested Assets...........................         2,858       13,432
                                                      -----------   ----------
     Total Cash and Invested Assets................     1,522,017    1,475,522
                                                      -----------   ----------
   Investment Income Due and Accrued...............        14,555       18,021
   Premium Balances Receivable.....................           373          402
   Receivables from Affiliates.....................           257        8,182
   Other Assets....................................        19,099       25,907
   Separate Account Assets.........................    14,619,324    7,324,910
                                                      -----------   ----------
     Total Assets..................................   $16,175,625   $8,852,944
                                                      -----------   ----------
                                                      -----------   ----------
 Liabilities
   Aggregate Reserves for Future Benefits..........   $   571,970   $  542,082
   Policy and Contract Claims......................         6,806        8,223
   Liability for Premium and Other Deposit Funds...     1,155,143      948,361
   Asset Valuation Reserve.........................         7,442        8,010
   Payable to Affiliates...........................        10,022        3,682
   Other Liabilities...............................      (498,195)    (220,658)
   Separate Account Liabilities....................    14,619,324    7,324,910
                                                      -----------   ----------
     Total Liabilities.............................    15,872,512    8,614,610
                                                      -----------   ----------
 Capital and Surplus
   Common Stock....................................         2,500        2,500
   Gross Paid-In and Contributed Surplus...........       226,043      226,043
   Unassigned Funds................................        74,570        9,791
                                                      -----------   ----------
     Total Capital and Surplus.....................       303,113      238,334
                                                      -----------   ----------
   Total Liabilities and Capital and Surplus.......   $16,175,625   $8,852,944
                                                      -----------   ----------
                                                      -----------   ----------

   The accompanying notes are an integral part of these financial statements.

50                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

          STATUTORY BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                                      FOR THE YEARS ENDED DECEMBER
                                                                                                                   31,
                                                                                                      -----------------------------
                                                                                                        1996       1995      1994
                                                                                                      --------   --------   -------
                                                                                                                 ($000)
Capital and Surplus -- Beginning of Year...........................................................   $238,334   $ 91,285   $88,693
                                                                                                      --------   --------   -------
  Net Income.......................................................................................     67,995     42,858     2,039
  Change in Net Unrealized Capital (Losses) Gains on Common Stocks.................................     (5,171)     1,709      (133)
  Change in Asset Valuation Reserve................................................................        568     (5,588)   (1,356)
  Change in Non-Admitted Assets....................................................................      1,387     (1,944)   (8,599)
  Change in Reserve (Valuation Basis)..............................................................         --         --    10,659
  Aggregate Write-Ins for Surplus..................................................................         --      8,080       (18)
  Dividends to Shareholder.........................................................................         --    (10,000)       --
  Paid-In Surplus..................................................................................         --    111,934        --
                                                                                                      --------   --------   -------
    Change in Capital and Surplus..................................................................     64,779    147,049     2,592
                                                                                                      --------   --------   -------
Capital and Surplus -- End of Year.................................................................   $303,113   $238,334   $91,285
                                                                                                      --------   --------   -------
                                                                                                      --------   --------   -------

   The accompanying notes are an integral part of these financial statements.

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               51
--------------------------------------------------------------------------------

                    STATUTORY BASIS STATEMENTS OF CASH FLOWS

                                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                                              ------------------------------------
                                                                                                 1996         1995         1994
                                                                                              ----------   ----------   ----------
                                                                                                             ($000)
Operations
  Premiums, Annuity Considerations and Other Fund Deposits.................................   $2,147,627   $1,253,511   $1,050,493
  Net Investment Income....................................................................      106,178       78,328       24,519
  Other Revenues...........................................................................    4,396,892    2,253,466    1,515,700
                                                                                              ----------   ----------   ----------
    Total Revenues.........................................................................    6,650,697    3,585,305    2,590,712
                                                                                              ----------   ----------   ----------
  Benefits Paid............................................................................      338,998      277,965      181,205
  Federal Income Taxes Paid on Operations..................................................       28,857      208,423       20,634
  Other Expenses...........................................................................    6,254,139    2,664,385    1,832,905
                                                                                              ----------   ----------   ----------
    Total Benefits and Expenses............................................................    6,621,994    3,150,773    2,034,744
                                                                                              ----------   ----------   ----------
    Net Cash from Operations...............................................................       28,703      434,532      555,968
                                                                                              ----------   ----------   ----------
Proceeds from Investments
  Bonds....................................................................................      871,019      287,941       87,747
  Common Stocks............................................................................       72,100           52           --
  Other....................................................................................           10           28           40
                                                                                              ----------   ----------   ----------
    Total Investment Proceeds..............................................................      943,129      288,021       87,787
                                                                                              ----------   ----------   ----------
Taxes (Paid) Received on Capital (Gains) Losses............................................         (936)        (226)          96
  Paid-In Surplus..........................................................................           --      111,934           --
  Other Cash Provided......................................................................       41,998       28,199       30,554
                                                                                              ----------   ----------   ----------
    Total Proceeds.........................................................................    1,012,894      862,460      674,405
Cost of Investments Acquired Bonds.........................................................      914,523      720,521      595,181
  Common Stocks............................................................................       82,495       35,794          808
  Miscellaneous Applications...............................................................          130        2,146        2,523
                                                                                              ----------   ----------   ----------
    Total Investments Acquired.............................................................      997,148      758,461      598,512
                                                                                              ----------   ----------   ----------
Other Cash Applied
  Dividends Paid to Shareholders...........................................................           --       10,000           --
  Other....................................................................................       12,220        5,007       24,813
                                                                                              ----------   ----------   ----------
    Total Other Cash Applied...............................................................       12,220       15,007       24,813
                                                                                              ----------   ----------   ----------
    Total Applications.....................................................................    1,009,368      773,468      623,325
                                                                                              ----------   ----------   ----------
  Net Change in Cash and Short-Term investments............................................        3,526       88,992       51,080
  Cash and Short-Term Investments, Beginning of Year.......................................      173,304       84,312       33,232
                                                                                              ----------   ----------   ----------
Cash and Short-Term Investments, End of Year...............................................   $  176,830   $  173,304   $   84,312
                                                                                              ----------   ----------   ----------
                                                                                              ----------   ----------   ----------

   The accompanying notes are an integral part of these financial statements.

52                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    ITT Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Life Insurance Corporation, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("Hartford Life"), which is ultimately owned by ITT Hartford Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, The Hartford announced its plans to sell up to 20% of Hartford Life to the public. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory-basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the State of Connecticut Department of Insurance.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

    Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, generally, for universal life policies and investment products, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (e.g., past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an option basis, using a twenty year phase-in approach, whereas GAAP liabilities are required to be recorded;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               53
--------------------------------------------------------------------------------

        GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place; whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets;

    (9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for- sale" and accordingly, those investments were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital (loss)/ gain on investments, net of tax". For statutory reporting purposes, Net Unrealized Capital Losses (Gains) on Common Stocks represent unrealized losses (gains) on common stock reported at fair value; and

   (10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of and for the years ended December 31, 1996, 1995 and 1994, the significant differences between statutory and GAAP basis net income and capital and surplus for the Company are summarized as follows:

                               1996         1995         1994
                            -----------  -----------  -----------
GAAP net income...........  $    41,202  $    38,821  $    23,295
Amortization and deferral
 of policy acquisition
 costs....................     (341,572)    (174,341)    (117,863)
Change in unearned revenue
 reserve..................       55,504       32,300       24,494
Deferred taxes............        2,090        2,801       (9,267)
Separate accounts.........      306,978      146,635       75,941
Other, net................        3,793       (3,358)       5,439
                            -----------  -----------  -----------
Statutory net income......  $    67,995  $    42,858  $     2,039
                            -----------  -----------  -----------
                            -----------  -----------  -----------


                               1996         1995         1994
                            -----------  -----------  -----------
GAAP capital and
 surplus..................  $   503,887  $   455,541  $   199,785
Deferred policy
 acquisition costs........     (938,114)    (596,542)    (422,201)
Unearned revenue
 reserve..................      130,148       74,644       42,344
Deferred taxes............       12,823        1,493       13,257
Separate accounts.........      640,101      333,123      186,488
Asset valuation reserve...       (7,442)      (8,010)      (2,422)
Unrealized gain (loss) on
 bonds....................        5,112       (1,696)      21,918
Adjustment relating to
 Lyndon contribution (see
 Note 3)..................      (41,277)     (41,277)          --
Other, net................       (2,125)      21,058       52,116
                            -----------  -----------  -----------
Statutory capital and
 surplus..................  $   303,113  $   238,334  $    91,285
                            -----------  -----------  -----------
                            -----------  -----------  -----------

AGGREGATE RESERVES AND LIABILITIES FOR PREMIUM AND OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 5%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the Statutory Basis Statements of Income.

    During 1994, the Company changed the valuation method on aggregate reserves for future benefits resulting in a $10.7 million increase in surplus. The new valuation method is in accordance with presently accepted actuarial standards.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO")are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Common stocks are carried at market value with the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

54                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    Changes in net unrealized capital (losses)/gains on common stocks are reported as (reductions)/additions of surplus. The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve decreased by $568 in 1996 and increased by $5,588 and $1,356 in 1995 and 1994, respectively. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the mortgage loan or bond sold. Realized capital gains and losses, net of taxes not included in IMR are reported in the Statutory Basis Statements of Income. Realized investment gains and losses are determined on a specific identification basis. The amount of net capital gains reclassified from the IMR was $1,413 and $39 in 1996 and 1995, respectively, and the amount of net capital losses was $67 in 1994. The amount of income amortized was $392, $256 and $114 in 1996, 1995 and 1994, respectively.

OTHER LIABILITIES

    The amount reflected in other liabilities includes a receivable from the separate accounts of $640 million and $333 million as of December 31, 1996 and 1995, respectively. The balances are classified in accordance with NAIC accounting practices.

 2. INVESTMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                               1996       1995       1994
                             ---------  ---------  ---------
Interest income from
 bonds.....................  $  89,940  $  76,100  $  28,335
Interest income from policy
 loans.....................      1,846      1,504        454
Interest and dividends from
 other investments.........      7,864      2,288      1,069
                             ---------  ---------  ---------
Gross investment income....     99,650     79,892     29,858
Less: investment
 expenses..................      1,209      1,105        846
                             ---------  ---------  ---------
Net investment income......  $  98,441  $  78,787  $  29,012
                             ---------  ---------  ---------
                             ---------  ---------  ---------

(B) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON COMMON STOCKS

                                  1996       1995       1994
                                ---------  ---------  ---------
Gross unrealized capital gains
 at end of year...............  $     713  $   1,724  $      75
Gross unrealized capital
 losses at end of year........     (4,160)        --        (60)
                                ---------  ---------  ---------
Net unrealized capital
 (losses) gains...............     (3,447)     1,724         15
Balance at beginning of
 year.........................      1,724         15        148
                                ---------  ---------  ---------
Change in net unrealized
 capital (losses) gains on
 common stocks................  $  (5,171) $   1,709  $    (133)
                                ---------  ---------  ---------
                                ---------  ---------  ---------

(C) COMPONENTS OF NET UNREALIZED CAPITAL (LOSSES) GAINS ON BONDS AND SHORT-TERM INVESTMENTS

                             1996        1995        1994
                          ----------  ----------  ----------
Gross unrealized capital
 gains at end of year...  $   11,821  $   22,251  $      986
Gross unrealized capital
 losses at end of
 year...................      (3,842)     (1,374)    (34,718)
                          ----------  ----------  ----------
Net unrealized capital
 gains (losses) after
 tax....................       7,979      20,877     (33,732)
Balance at beginning of
 year...................      20,877     (33,732)      5,232
                          ----------  ----------  ----------
Change in net unrealized
 capital (losses) gains
 on bonds and short-term
 investments............  $  (12,898) $   54,609  $  (38,964)
                          ----------  ----------  ----------
                          ----------  ----------  ----------

(D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                     1996       1995       1994
                                   ---------  ---------  ---------
Bonds and short-term
 investments.....................  $   2,756  $     156  $    (101)
Common stocks....................          0         52          0
Real estate and other............          0          0         34
                                   ---------  ---------  ---------
Realized capital gains (losses)..      2,756        208        (67)
Capital gains taxes (benefit)....        936       (205)         2
                                   ---------  ---------  ---------
Net realized capital gains
 (losses) after tax..............      1,820        413        (69)
Less: IMR capital gains
 (losses)........................      1,413         39        (67)
                                   ---------  ---------  ---------
Net realized capital gains
 (losses)........................  $     407  $     374  $      (2)
                                   ---------  ---------  ---------
                                   ---------  ---------  ---------

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               55
--------------------------------------------------------------------------------

(E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1996 and 1995.

(F) CONCENTRATION OF CREDIT RISK

    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.

(G) BONDS, SHORT-TERM AND COMMON STOCK INVESTMENTS

                                                                                          AS OF DECEMBER 31, 1996
                                                                                     ----------------------------------
                                                                                                     GROSS UNREALIZED
                                                                                      AMORTIZED    --------------------
                                                                                         COST        GAINS     LOSSES
                                                                                     ------------  ---------  ---------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored).......................................................  $     58,761  $       6  $    (195)
  (Guaranteed and sponsored) -- asset-backed.......................................        78,237      1,477       (609)
States, municipalities and political subdivisions..................................        25,958        163         (2)
International governments..........................................................         7,447        205         --
Public utilities...................................................................        70,116        396       (424)
All other corporate................................................................       410,530      6,357     (1,355)
All other corporate -- asset-backed................................................       485,953      2,654     (1,081)
Short-term investments.............................................................       148,094         --        (66)
Certificates of deposit............................................................        83,378        563       (110)
Parents, subsidiaries and affiliates...............................................        48,100         --         --
                                                                                     ------------  ---------  ---------
    Total bonds and short-term investments.........................................  $  1,416,574  $  11,821  $  (3,842)
                                                                                     ------------  ---------  ---------
                                                                                     ------------  ---------  ---------
Common stock -- unaffiliated.......................................................  $     13,064  $     713  $       0
Common stock -- affiliated.........................................................        35,379          0      4,160
                                                                                     ------------  ---------  ---------
    Total common stocks............................................................  $     48,443  $     713  $   4,160
                                                                                     ------------  ---------  ---------
                                                                                     ------------  ---------  ---------


                                                                                          AS OF DECEMBER 31, 1995
                                                                                     ----------------------------------
                                                                                                     GROSS UNREALIZED
                                                                                      AMORTIZED    --------------------
                                                                                         COST        GAINS     LOSSES
                                                                                     ------------  ---------  ---------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored).......................................................  $     44,268  $      14  $    (248)
  (Guaranteed and sponsored) -- asset-backed.......................................       176,160      4,644       (682)
States, municipalities and political subdivisions..................................        16,948         38         (6)
International governments..........................................................         5,402        441         --
Public utilities...................................................................       108,083      1,652        (90)
All other corporate................................................................       374,058      8,145       (248)
All other corporate -- asset-backed................................................       410,197      5,841        (89)
Short-term investments.............................................................       139,011         18         --
Certificates of deposit............................................................        91,373      1,458        (11)
                                                                                     ------------  ---------  ---------
    Total bonds and short-term investments.........................................  $  1,365,500  $  22,251  $  (1,374)
                                                                                     ------------  ---------  ---------
                                                                                     ------------  ---------  ---------
Common stock -- unaffiliated.......................................................  $      2,668  $     555  $      --
Common stock -- affiliated.........................................................        35,384      1,169         --
                                                                                     ------------  ---------  ---------
    Total common stocks............................................................  $     38,052  $   1,724  $      --
                                                                                     ------------  ---------  ---------
                                                                                     ------------  ---------  ---------


                                                                                         FAIR
                                                                                        VALUE
                                                                                     ------------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored).......................................................  $     58,572
  (Guaranteed and sponsored) -- asset-backed.......................................        79,105
States, municipalities and political subdivisions..................................        26,119
International governments..........................................................         7,652
Public utilities...................................................................        70,088
All other corporate................................................................       415,532
All other corporate -- asset-backed................................................       487,526
Short-term investments.............................................................       148,028
Certificates of deposit............................................................        83,831
Parents, subsidiaries and affiliates...............................................        48,100
                                                                                     ------------
    Total bonds and short-term investments.........................................  $  1,424,553
                                                                                     ------------
                                                                                     ------------
Common stock -- unaffiliated.......................................................  $     13,777
Common stock -- affiliated.........................................................        31,219
                                                                                     ------------
    Total common stocks............................................................  $     44,996
                                                                                     ------------
                                                                                     ------------

                                                                                         FAIR
                                                                                        VALUE
                                                                                     ------------
U.S. government and government agencies and authorities:
  (Guaranteed and sponsored).......................................................  $     44,034
  (Guaranteed and sponsored) -- asset-backed.......................................       180,122
States, municipalities and political subdivisions..................................        16,980
International governments..........................................................         5,843
Public utilities...................................................................       109,645
All other corporate................................................................       381,955
All other corporate -- asset-backed................................................       415,949
Short-term investments.............................................................       139,029
Certificates of deposit............................................................        92,820
                                                                                     ------------
    Total bonds and short-term investments.........................................  $  1,386,377
                                                                                     ------------
                                                                                     ------------
Common stock -- unaffiliated.......................................................  $      3,223
Common stock -- affiliated.........................................................        36,553
                                                                                     ------------
    Total common stocks............................................................  $     39,776
                                                                                     ------------
                                                                                     ------------

    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1996 by management's anticipated maturity are shown below. Asset-backed securities are distributed to maturity year based on ILA's estimate

56                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting borrowers' rights to call or prepay their obligations.

                                                                                                                 ESTIMATED
MATURITY                                                                                        AMORTIZED COST   FAIR VALUE
----------------------------------------------------------------------------------------------  --------------  ------------
Due in one year or less.......................................................................   $    478,095   $    478,852
Due after one year through five years.........................................................        622,805        623,105
Due after five years through ten years........................................................        259,479        265,681
Due after ten years...........................................................................         56,195         56,915
                                                                                                --------------  ------------
    Total.....................................................................................   $  1,416,574   $  1,424,553
                                                                                                --------------  ------------
                                                                                                --------------  ------------

    Proceeds from sales of investments in bonds and short-term investments during 1996, 1995 and 1994 were $668,078, $313,961 and $117,912, respectively, resulting in gross realized gains of $3,675, $1,419 and $518, respectively, and gross realized losses of $919, $1,263 and $619, respectively, before transfers to IMR. The Company had realized gains of $52 during 1995 from a capital gain distribution.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS BALANCE SHEET ITEMS (IN MILLIONS):

                                                                                         1996                  1995
                                                                                 --------------------  --------------------
                                                                                 CARRYING     FAIR     CARRYING     FAIR
                                                                                  AMOUNT      VALUE     AMOUNT      VALUE
                                                                                 ---------  ---------  ---------  ---------
Assets
  Bonds and short-term investments.............................................  $   1,417  $   1,425  $   1,366  $   1,386
  Common stocks................................................................         45         45         40         40
  Policy loans.................................................................         29         29         23         23
  Other invested assets........................................................          3          3         13         13
Liabilities
  Liabilities on investment contracts..........................................  $   1,245  $   1,191  $   1,031  $     981

    The carrying amounts for policy loans approximates fair value. The liabilities are determined by forecasting future cash flows and discounting the forecasted cash flows at current market rates.

 3. RELATED PARTY TRANSACTIONS

    Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, service fees, capital contributions and payments of dividends.

    On June 30, 1995, the assets of Lyndon Insurance Company were contributed to ILA. As a result, ILA received approximately $365 million in bonds and short-term investments, common stocks and cash, $28 million in policy reserves, $187 million of current tax liability, $26 million in IMR, $8 million in AVR (offset by an aggregate write-in to surplus), and $4 million of other liabilities. The assets in excess of liabilities of $112 million were recorded as an increase to paid-in surplus.

    For additional information, see Note 5.

 4. FEDERAL INCOME TAXES

    The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a single consolidated Federal income tax return. The Company will continue to remit (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. Federal income taxes paid by the Company were $29,792, $215,921 and $20,538 in 1996, 1995 and 1994, respectively. The effective tax rate was 22%, 25% and 92% in 1996, 1995 and 1994,

ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                               57
--------------------------------------------------------------------------------

respectively. The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax expense (in millions).

                                              1996       1995        1994
                                            ---------  ---------     -----
Tax provision at U.S. Federal statutory
 rate.....................................  $      30  $      20   $       9
Tax deferred acquisition costs............         27          8           8
Statutory to tax reserve differences......         --          3           5
Unrealized (gain)/loss on separate
 accounts.................................        (21)       (13)          2
Investments and other.....................        (17)        (4)         --
                                            ---------  ---------         ---
Federal income tax expense................  $      19  $      14   $      24
                                            ---------  ---------         ---
                                            ---------  ---------         ---

 5. CAPITAL AND SURPLUS AND SHAREHOLDER
   DIVIDEND RESTRICTIONS

    The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is subject to restrictions relating to statutory surplus. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1996 or 1994. ILA paid dividends of $10 million to its parent, HLIC, in 1995. As a result of the Distribution by ITT, the assets of ITT Lyndon Insurance Company (Lyndon) were contributed to ILA in June 1995. Substantially all the business was removed from Lyndon prior to the contribution. The amount of assets which exceeded liabilities at the contribution date ($112 million) was included in paid-in surplus.

 6. PENSION PLANS AND OTHER POST-RETIREMENT
   AND POST-EMPLOYMENT BENEFITS

    The Company's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of HLIC's group pension contracts. Pension expense was $358, $1,034, and $1,211 in 1996, 1995 and 1994, respectively. Liabilities for the plan are held by The Hartford.

    The Company also participates in The Hartford's Investment and Savings Plan, which includes a deferred compensation option under IRC section 401(k) and an ESOP allocation under IRC section 404(k). The liabilities for these plans are included in the financial statements of The Hartford. The cost to ILA was not material in 1996, 1995 and 1994.

    The Company's employees are included in The Hartford's contributory defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Amounts allocated by The Hartford for post-retirement health care and life insurance benefits expense (not including provisions for accrual of post-retirement benefit obligations) are immaterial. The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post-retirement benefit obligation and the annual expense. The cost to ILA was not material in 1996, 1995 and 1994.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long-term disability. Post-employment benefit expense was not material in 1996, 1995 and 1994.

 7. REINSURANCE

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve ILA of its primary liability. ILA also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                1996        1995        1994
                             ----------  ----------  ----------
Direct premiums............  $  226,612  $  159,918  $  133,180
Premiums assumed...........      33,817      13,299         960
Premiums ceded.............     (10,185)     (7,425)    308,033
                             ----------  ----------  ----------
Premiums and annuity
 considerations............  $  250,244  $  165,792  $  442,173
                             ----------  ----------  ----------
                             ----------  ----------  ----------

    The Company ceded to a third party, on a modified coinsurance basis, 80% of the variable annuity business written in 1994. The ceded business includes both general and separate account liabilities. As a result of the agreement, in December 1994, ILA transferred approximately $1,352 million in assets and liabilities. The financial impact of the cession was an increase of approximately $15 million to net income and surplus in 1994.

    In November 1994, the Company ceded, on a modified coinsurance basis, 30% of the separate account variable annuity business distributed by Paine Webber to Paine Webber Life Insurance Company ("PWLIC"). As a result of the agreement, ILA transferred approximately $24 million in assets and liabilities to PWLIC. The financial impact of

58                               ITT HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

the cession was an increase of approximately $765 to net income and surplus in 1994.

    In October 1994, the agreement, effective December 1990, which required ILA to coinsure 90% of all existing and new business, excluding variable annuity business, written by the Company to HLIC, was terminated. As a result of the termination, ILA received approximately $430 million in assets and liabilities from HLIC. The impact of the transaction was a decrease of approximately $15 million to net income and surplus in 1994.

    In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of Hartford Life and Accident, an affiliate. As a result of this transaction, the assets and liabilities of the Company increased approximately $1 billion, substantially all of which was transferred to the separate accounts of the Company. The remaining assets and liabilities (approximately $41 million) were transferred in October 1995. The impact of these transactions on net income and surplus was not significant.

 8. SEPARATE ACCOUNTS

    The Company maintains separate account assets and liabilities totaling $14.6 billion and $7.3 billion at December 31, 1996 and 1995, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $144 million, $72 million and $42 million in 1996, 1995 and 1994, respectively, and are recorded as a component of other revenues on the Statutory Basis Statements of Income.

 9. COMMITMENTS AND CONTINGENCIES

    As of December 31, 1996 and 1995, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in various legal actions which have arisen in the normal course of its business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the results of operations and financial position of the Company.

    Under insurance guaranty laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,262, $1,684 and $583 in 1996, 1995 and 1994,
respectively. ILA incurred guaranteed fund expense of $548, $0 and $0 in 1996, 1995 and 1994, respectively.

                                    Part II

                     CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

    The facing sheet.

    The prospectus consisting of         pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    The signatures.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

    (A1) Resolution of Board of Directors of the Company establishing the Separate Account. (1)

    (A2) Not applicable.

    (A3a) Principal Underwriting Agreement. (1)

    (A3b) Form of Selling Agreements. (2)

    (A3c) Not Applicable.

    (A4) Not Applicable.

    (A5) Form of Certificate for Group Flexible Premium Variable Life Insurance Policy. (1)


    (A6a) Charter of ITT Hartford Life and Annuity Insurance Company. (3)


    (A6b) Bylaws of ITT Hartford Life and Annuity Insurance Company. (1)

    (A7) Not Applicable.
--------------------------------
(1) Incorporated herein by reference to the initial Form S-6 registration statement for the Registrant (File No. 33-63731) filed with the Commission on October 30, 1995.

(2) Incorporated herein by reference to the initial Form S-6 registration statement for the Registrant (File No. 333-13735) filed with the Commission on October 8, 1996.

(3) Incorporated by reference to the Post-Effective Amendment No. 1 to the Registration Statement File No. 33-63731, filed on April 16, 1997.

    (A8) Not Applicable.

    (A9) Not Applicable.

    (A10) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies. (1)

    (A11) Memorandum describing transfer and redemption procedures. (1)


(2) Opinion and consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.


(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4) Not applicable.


(5) Opinion and consent of Pauline Gyllenhammer, FSA, MAAA.


(6) Consent of Arthur Andersen LLP, Independent Public Accountants.


(7) Power of Attorney. (3)

                    REPRESENTATION OF REASONABLENESS OF FEES


ITT Hartford Life and Annuity Insurance Company ("Hartford") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.


                         UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6e-3(T)

1. ICMG Registered Variable Life Separate Account One meets the definition of "Separate Account" under Rule 6e-3(T).


2. Hartford undertakes to keep and make available to the Commission upon request any documents used to support the any representation in as to the reasonableness of fees.


                         UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of ITT Hartford Life and Annuity Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees as follows:

SECTION 1. No person shall be liable to the Company for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as director or officer of the Company, or of any other company, partnership, joint venture, trust or other enterprise for which he serves as a director, officer or employee at the request of the Company, in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (b) took or omitted to take such action in reliance upon advice of counsel for the Company or upon statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe to be true. The foregoing shall not be exclusive of other rights and defenses to which he may be entitled as a matter of law.

SECTION 2. The Company shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, (other than one by or in the right of the Company) by reason of the fact that he is or was a director, officer or employee of the company , or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall no, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding had reasonable cause to believe that his conduct was unlawful.

SECTION 3. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

SECTION 4. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized hereby.

SECTION 5. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, bylaw, agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city
of Simsbury, and the State of Connecticut on the        day of
       , 1997.

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                 COMPANY ICMG REGISTERED VARIABLE LIFE
                                 SEPARATE ACCOUNT ONE
                                 (Registrant)

                                 By: /s/ Gregory A. Boyko
                                     ---------------------
                                     Gregory A. Boyko, Senior Vice President,
                                       Chief Financial Officer and Treasurer

                                 ITT HARTFORD LIFE AND ANNUITY INSURANCE
                                 COMPANY
                                 (Depositor)

                                 By: /s/ Gregory A. Boyko
                                     --------------------
                                     Gregory A. Boyko, Senior Vice President,
                                       Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Gregory A. Boyko, Senior Vice
    President, Chief Financial Officer and
    Treasurer, Director *
Lynda Godkin, Senior Vice President
    General Counsel and Corporate
    Secretary, Director*
Thomas M. Marra, Executive Vice                *By: /s/ Lynda Godkin
   President and Director, Individual               ----------------
   Life and Annuity Division, Director *                Lynda Godkin
Lowndes A. Smith, President and                         Attorney-In-Fact
   Chief Executive Officer,
   Director *                                  Dated: _________________

(ICMG FutureVantage VUL)

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EXHIBIT INDEX


(2) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(5)  Opinion and Consent of Pauline Gyllenhammer, ASA, MAAA.

(6)  Consent of Arthur Andersen LLP, Independent Public Accountants.